HOTEL
sale

POINTS INTERNATIONAL LTD.

2013 ANNUAL REPORT

The Loyalty Industry

Loyalty is the world's largest currency market.

2.65 BILLION
US LOYALTY PROGRAM MEMBERSHIPS

26.7%
US LOYALTY PROGRAM MEMBERSHIPS GROWTH RATE
2010–2012

2000+
GLOBAL LOYALTY PROGRAMS

$48 BILLION
ANNUAL PERCEIVED VALUE OF POINTS/MILES ISSUED/SOLD

12
14
18
22
2006
2008
2010
2012

AVERAGE LOYALTY PROGRAMS PER US HOUSEHOLD

9%
OTHER
39%
RETAIL
31%
TRAVEL AND HOSPITALITY
21%
FINANCIAL SERVICES

US LOYALTY MEMBERSHIP CATEGORY DISTRIBUTION

$23 BILLION
SPENT BY US COMPANIES ON INCENTIVES AND LOYALTY GIFT CARDS

SOURCES: 2013 and 2011 COLLOQUY Loyalty Census, Incentive Marketing Association

About Points

Points is the global leader in loyalty currency management. Through a state-of-the-art loyalty commerce platform, Points helps make the worlds loyalty programs more valuable and engaging.

Points’ brings years of industry experience, technological expertise, and a one-of-a-kind loyalty commerce platform to the world’s top loyalty brands. Our solutions enhance loyalty consumer offerings and streamline back-end operations with seamlessly integrated loyalty e-commerce and technology solutions.

Points’ solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards. In 2013, Points delivered approximately $400 million annually in additional revenue for more than 45 loyalty program partners worldwide.

Buy, Gift & Transfer
Points provides loyalty program members the ability to purchase points and miles to top up their account or to transfer points and miles to friends and family members to increase program engagement. Members who buy and transfer points and miles can instantly recognize the value of their loyalty currency, and the increased benefits of their program membership.

Points Business Solutions
With the Points Business Solutions suite of services, businesses of any kind can quickly and easily offer their customers a way to earn their favorite loyalty currency whenever they shop. Points Business Solutions requires no IT integration by the business, which means on-boarding can take days, not months. Points offers this solution by enabling businesses to award loyalty currencies through Points’ existing integrations with more than 15 participating loyalty programs.

Points.com
Points.com offers members of multiple loyalty programs the ability to track and manage their loyalty currencies much like their financial assets. Through the Loyalty Wallet, users are able to use their loyalty currencies to conduct unique redemptions into retail goods or gift certificates, trade their loyalty currencies with other Points. com users, and exchange their loyalty currencies into another participating loyalty program. To facilitate these transactions, the Corporation has agreements with participating loyalty program operators.

Loyalty Commerce Platform
The Points Loyalty Commerce Platform connects loyalty programs with app developers and 3rd party merchants. With industry-leading security and fraud management, as well as robust audit and reporting capabilities, the Loyalty Commerce Platform simplifies partnerships between loyalty programs and businesses, enabling new loyalty products and services to be brought to market sooner.

Points’ has been widely recognized among the loyalty and technology communities alike. Points’ was named the 4th largest Canadian software company and the 40th largest Canadian technology company by the 2013 Branham300 list.

Points also ranked among PROFIT Magazine’s top Canadian companies by five-year revenue growth, two years in a row. Established in 2000 as a start-up technology company in Toronto, Points now employs more than 150 staff with satellite offices in Dallas, New York, Los Angeles and London (UK). Points is a public company listed as Points International Ltd. on the NASDAQ (PCOM) and the TSX (PTS).

2013 Annual Report 3

2013 Highlights

2013 was a transformational year for Points, achieving record financial results while making significant operational progress against long-term strategic objectives.

The Corporation recorded record Revenue, Gross Margin, Adjusted EBITDA, and transactional metrics in 2013. These results were fueled by both organic growth from existing partnerships and new loyalty program partnerships launched during the year.

In 2013, Points added a number of significant loyalty programs to its partner base, continued to develop and expand relationships with existing partners, and increased its international footprint. In addition, the Corporation made significant investments against advancing its loyalty commerce platform and developing new product functionality.

The Corporation made significant progress against its new partner pipeline in 2013, launching 15 products with five new partners across multiple verticals and geographies. Specifically, the Corporation launched new partnerships with Southwest Airlines, Finnair, China Rewards, SVM Fuel Circle, and Speedway in 2013. This momentum has continued into 2014, with Points announcing new partnerships with Hilton HHonors, Mastercard Worldwide, and Spirit Airlines.

Points was also successful in deploying additional products into existing partners in 2013, launching new products with both JetBlue Airlines and Melia hotels. In addition, the Corporation remained focused on the rapidly developing Chinese loyalty market place, announcing the launch of China Rewards in October 2013, the first coalition loyalty program in China.

Lastly, 2013 marked an important investment year for Points, with the Corporation expanding its technology and product teams. The Corporation grew its mobile and payment capabilities in 2013 and set the groundwork for its open platform strategy, aimed at enabling organizations across the world to integrate their applications into the Corporation’s loyalty commerce platform.

4 Points International Ltd.

Our Partners

More than 45 of the world's leading loyalty brands partner with us to increase program flexibility, drive greater member engagement, and grow revenue.

AIRLINE
HOTEL
FINANCIAL SERVICE
RETAIL

aeroplan · FLYING BLUE · avios · Alaska Airlines Mileage Plan · Alitalia · American Airlines AAdvantage · Membership Rewards · Guest Rewards · Asia Miles · Audience Rewards

AviancaTaca · my Best Buy · British Airways · Carlson · Chase · 中国奖励 ChinaRewards · Choice Privileges · Club Premier · Delta SkyMiles · Esso Extra

EarlyReturns · Finnair · HawaiianMiles · Hilton · Hyatt Gold Passport · Iberia · Icelandair · IHG Rewards Club · TrueBlue jetBlue · La Quinta Inns & Suites

LAN · Miles & More Lufthansa · Marriott · MasterCard · Meliá Hotels International · SAS · Saudi Arabian Airlines · Southwest.com Rapid Rewards · Speedway · spg Starwood Preferred Guest

Spirit Airlines · Suba Games · Fuel Circle · Trident Privilege · MileagePlus United · US Airways Dividend Miles · Virgin America · Virgin Atlantic · Wyndham Rewards

2013 Annual Report 5

Message from the Chairman

2013 was another year of record financial performance, strong operational execution and outstanding shareholder value creation for Points.

Record revenues grew 45%, exceeding $200 million, alongside improved Adjusted EBITDA profitability. We also continued to deliver a very healthy balance sheet with cash and cash equivalents of roughly $64 million and no debt.

Points’ business today is more diversified than ever, spanning several industry verticals and geographies. We ended the year with approximately 180 products deployed across over 45 loyalty program partners in 20 countries worldwide. Total transactional activity totaled 17.9 billion points and miles, an increase of 18% over 2012.

As a result, we’re especially pleased to deliver, once again, outstanding returns to our shareholders. Over the course of 2013, Points stock increased 130% and as I write this, the stock is hovering near its all-time high.

Our loyalty commerce platform is the core of our business, and we continue to invest in its expansion and innovation. Our product offering is diverse, extending well beyond our core buy, gift and transfer products. Points’ Business Solutions including our Corporate Connect and Select platforms are just a few of the new products and services Points has introduced to both existing and new partners aimed at adding value and increasing engagement within the loyalty currency industry.

Advancing the capabilities of our platform remained top of mind throughout 2013 as we continue to seek innovative ways to expand our reach and deepen our connection with our loyalty program partners. As such, we were pleased to advance our mobile and payment functionality of our platform, two areas of increasing importance within the loyalty industry.

Perhaps one of the greatest longer-term opportunities for Points is the advancement of our open platform strategy. We are taking our successful platform of today and evolving it into a more open environment, accessible to third parties that are looking to develop valuable and relevant services for the Loyalty Industry. We believe that our open platform will enable many more great products and ideas to enter the market effectively, further enhancing Points’ unique and sustainable value to the global Loyalty industry.

As we look ahead, we’re entering 2014 with a great deal to be proud of and even more to look forward to. The success we achieved in 2013 is a direct result of the long-term strategy and investments we have made over the past several years. Our focus in 2014 remains maximizing the performance of existing partner relationships, ongoing platform expansion and innovative use of technology to further strengthen our leading position in the global loyalty currency marketplace.

As is evident, the Board and management remain excited about the size and scale of the opportunity ahead. As such, we continue to pursue a balanced approach to investing against the longer-term opportunity while demonstrating ongoing improvements and leverage in our near term financial performance. We’re pleased that our strong financial position and free cash flow generation provide us with the flexibility to do so.

On behalf of the Board of directors, I would like to recognize the efforts of the team at Points that works tirelessly to create innovative software and technologies that have been so well received around the world, and on behalf of everyone at Points, I thank our shareholders for your continued support as we strive to help make the world’s loyalty programs more valuable and engaging.

Bernay Box
Chairman of the Board

6 Points International Ltd.

Message from the CEO

2013 was a record year for Points. We made significant progress across all fronts—financially, operationally and strategically. Not only did our organic business grow, but we were also able to complement this growth with meaningful and strategic new partner relationships.

We finished 2013 on-target, generating record revenues of $202.4 million, an increase of 45% over 2012. We coupled this growth with an improvement in profitability, delivering full-year EBITDA of $7.4 million, up 17% year over year, while making significant investments in product development, geographic expansion and our open platform strategy.

Fueling our performance has been the continued expansion of Points’ loyalty commerce marketplace. In 2013, we launched 15 new products with five new partners and increased total transactional activity by more than 20% over the prior year. Specifically, joining our partner platform over the course of 2013 included Southwest Airlines, Finnair, SVM Fuel Circle, Speedway, and China Rewards.

Geographic expansion was of particular focus in 2013, and we made strong progress in both Europe and Asia. The rapidly developing Chinese loyalty marketplace remains a particular focus for Points, and we were excited to announce the October launch of China Rewards, the first coalition loyalty program in China that enables members to earn and redeem a common currency across all participating merchants.

2013 was also a year of important investment for Points. We expanded our technology team, added key product functionality and began to set the groundwork for our open platform strategy. The opportunities we are investing against are diverse—spanning areas such as mobile, payments functionality, enhanced white label products and a number of new and innovative ideas that we believe will create value within the loyalty landscape.

Through continued platform and geographic expansion, in combination with product innovation, we’re driving growth for both Points and the broader loyalty industry. We are confident that continued investments in expanding our core business and advancing our open platform strategy will further reinforce Points’ positioning as a leader and enabler within the global Loyalty Industry.

Looking ahead, 2014 will be a year in which we continue to allocate resources to maximize the value and performance of our existing partnerships, execute against a robust pipeline of new business opportunities and invest in our open platform strategy. The opportunities in which Points is pursuing are larger than ever before—as evidenced by our 2014 new partner announcements with Hilton HHonors and MasterCard Worldwide.

At the same time, 2014 will mark a renewed focus on our existing relationships as Points invests in the products and capabilities to maximize our respective businesses. We will look to proactively partner with each one of our loyalty program partners and develop unique promotions and products to meet their individualized needs.

And lastly, investment in product development, improving data and transaction capabilities, as well as our open platform strategy, will persist throughout 2014. In closing, we remain very confident about our long-term leadership in the global loyalty business and are making the right investments to deliver strong growth for years to come. Our focus in 2014 is to continue to execute on our current plan, growing both our organic business and our newly signed partners to drive strong top-line growth for the foreseeable future and position Points’ platform to scale profitably. I would like to thank our entire team as well our Board members for their continued dedication and commitment, and look forward to continued growth in 2014.

Rob MacLean
Chief Executive Officer

2013 Annual Report 7

Management’s Discussion and Analysis

INTRODUCTION

The following management's discussion and analysis ("MD&A") of the performance, financial condition and future prospects of Points International Ltd. and its subsidiaries (which are also referred to herein as "Points" or the "Corporation") should be read in conjunction with the Corporation’s audited consolidated financial statements (including the notes thereto) for the years ended December 31, 2013 and 2012. Further information, including the Annual Information Form ("AIF") and Form 40-F for the year ended December 31, 2013, may be accessed at www.sedar.com or www.sec.gov. All financial data herein has been prepared in accordance with International Financial Reporting Standards ("IFR") as issued by the International Accounting Standards Board ("IASB") and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of March 5, 2014.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Points’ expectations, estimates and projections regarding future events. Certain significant forward-looking statements included in this MD&A include statements regarding: revenue growth and guidance; the size of the Corporation’s pipeline opportunities; evolving the Corporation’s open platform strategy; improving data and transactional capabilities; expected gross margin dollars and percent; the Corporation’s ability to generate cash through normal course operations to fund capital expenditure needs and current operating and working capital requirements, including under current operating leases; payment of milestone payments with respect to China Rewards; and the financial obligations with respect to revenue guarantees.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. In particular, the financial outlooks herein assume the Corporation will be able to generate new business from its pipeline at expected margins, in-market and newly launched products and services will perform in a manner consistent with the Corporation's past experience and the Corporation will be able to contain costs. The Corporation’s ability to convert its pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that the Corporation will launch new partners or new products with existing partners as expected or planned. Other important assumptions, factors, risks and uncertainties are included in the press release announcing the Corporation's fourth quarter and 2013 financial results, and those described in Points' other filings with applicable securities regulators, including Points' AIF, Form 40-F, annual and interim management’s discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

USE OF NON-IFRS TERMS

The Corporation’s financial statements are prepared in accordance with IFRS. Management uses IFRS and non-IFRS measures, which are defined in the appropriate sections in the body of this MD&A, to better assess the Corporation’s underlying performance and provides this information in this MD&A so that readers may do the same. Readers are cautioned that these terms should not be construed as alternatives to IFRS terms, such as net income, which are determined in accordance with IFRS.

BUSINESS OVERVIEW

Points International Ltd.

Points International Ltd. is a global provider of leading e-commerce solutions for the loyalty rewards industry. The Corporation’s products help the world’s leading loyalty programs increase loyalty member engagement and leverage their online presence in innovative ways. The Corporation delivers e-commerce solutions to loyalty programs on both a private branded and Points’ branded basis. In addition, the Corporation operates the consumer website Points.com, where millions manage their loyalty memberships, learn about new promotions, and exchange points and miles between programs.

8 Points International Ltd.

Management’s Discussion and Analysis

Through leading proprietary technology, the Corporation’s e-commerce solutions are utilized by more than 45 of the world’s leading loyalty programs, including:

•	American Airlines AAdvantage	•	LANPASS
•	Southwest Airlines Rapid Rewards	•	Scandinavian Airlines EuroBonus
•	British Airways Executive Club	•	Best Buy Rewards
•	Virgin Atlantic Flying Club	•	Lufthansa Miles & More
•	AF-KLM Flying Blue	•	Saudi Arabian Airlines Alfursan
•	Starwood Preferred Guest	•	Delta Air Lines SkyMiles
•	Hyatt Gold Passport	•	American Express Membership Rewards

In 2013, Points delivered approximately $400 million annually in additional revenue for partners whose loyalty program members number over 500 million. The Corporation’s headquarters are located in Toronto, Canada and its shares are dually listed on the Toronto Stock Exchange (PTS) and on the NASDAQ Capital Market (PCOM).

The Corporation’s revenue is primarily generated by transacting points and miles online. Revenue is principally derived from the sale or transfer of loyalty currencies direct to program members. The Corporation categorizes its revenue in three ways. First, principal revenue includes all principal revenue derived from reseller sales, technology design, development and maintenance revenue, and hosting fees. Under a reseller arrangement, the Corporation takes on a principal role whereby it purchases points and miles from partners at wholesale rates and resells them directly to consumers. In addition, the Corporation may assume additional responsibility when taking a principal role, such as credit and/or inventory risk. Second, other partner revenue is primarily a type of transactional revenue that is realized when the Corporation takes an agency role in the retailing and wholesaling of loyalty currency for loyalty program partners. This also includes other revenue received from partners which are not transactional in nature. Lastly, as part of its operating economics, the Corporation also earns interest income on the cash flows generated by its products and services.

The Loyalty Market

Loyalty programs continue to be a significant source of ancillary revenue and cash flows for program operators, particularly in the airline industry. The loyalty market has been evolving over the last several years as program operators are seeking new ways to not only expand their customer base, but to increase the level of engagement from these customers and the overall appeal of their brand. As the loyalty industry develops, it continues to show significant growth. According to the Colloquy group, a leading consultant and research firm focused on the loyalty industry, the number of loyalty memberships in the U.S. were approximately 2.65 billion in 2012. In addition, the average number of loyalty programs per household was 22 as of 2012 (source: 2013 Colloquy Loyalty Census, May 2013). This figure represented a 26% growth in U.S. memberships from 2010, and a 47% growth in U.S. memberships from 2008. This growth was wide-spread across multiple industries with financial services experiencing the largest amount of growth since 2010.

The increase in number of loyalty memberships in the U.S. from 2010 to 2012 presents a potentially rewarding opportunity for the Corporation as it finds ways to increase consumer engagement and boost participation in loyalty programs. Members will be looking for increased flexibility and options when purchasing or redeeming their loyalty rewards currencies, and loyalty programs will be looking to the Corporation to generate new ideas on how to increase member participation and engagement. As the Corporation continues to build its loyalty platform and focus on value-added loyalty applications, it expects to find new ways to keep members committed to their loyalty programs and provide even greater options in the utilization of loyalty currencies than have been seen in the past.

OPERATING HIGHLIGHTS AND DEVELOPMENTS

2013 was a transformational year for the Corporation, achieving record financial results while making significant operational progress against long-term strategic objectives. In line with objectives, the Corporation added a number of significant loyalty programs to its partner base, continued to develop its relationships with existing partners, and expanded its reach into international markets.

The Corporation achieved significant year-over-year improvements in key financial and transactional metrics, reflecting growth across new and existing loyalty program partners in multiple verticals and geographies. Gross revenue increased 45% to $202,370 in 2013, while gross margin increased 16% over the prior year. Transactional activity across the platform increased 22% on a year over year basis. This performance reflects the additional contribution from new products and partners launched over the last twelve months as well strong organic growth from existing partners.

2013 was also an investment year for Points, as the Corporation re-invested a portion of its incremental profitability generated in 2013 against its long-term strategic objectives. Headcount was increased in key areas of the business, aimed at enhancing and developing product functionality, strengthening data and transactional capabilities, and advancing the open platform strategy. Despite the increased investment levels, the Corporation generated record Adjusted EBITDA in 2013 of $7,434, a 17% increase over 2012.

2013 Annual Report 9

Management’s Discussion and Analysis

The Corporation was able to drive significant financial growth in 2013 while positioning itself for longer term growth. This was achieved by focusing and executing on the following initiatives.

1.      New Loyalty Program Partnerships

Adding new loyalty program partners to the Corporation’s suite of products remains a key growth driver for Points. As the Corporation derives nearly all of its revenue from transactional activity with loyalty program customers, the addition of new loyalty program partnerships and new product offerings with existing partnerships adds to the available base of customers that Points can access for further transactions. In 2013, the Corporation made significant progress in this area with the addition of 15 new products with 5 new loyalty program partners in the year.

Most notably, Points introduced Southwest’s Rapid Rewards program to three of its core products; Buy, Gift and Transfer. Shortly after this introduction, the partnership expanded to include the Corporate Mileage sales product. Recognized as one of the largest airlines in the United States by passenger volume, Southwest Airlines represents a significant addition to the Corporation’s loyalty partner network and a meaningful addition to the accessible customer base of the Corporation.

Growth of loyalty partnerships internationally and in different industry verticals remained an area of focus for 2013. Finnair, a leading Nordic airline that provides its customers with flights to major cities in Europe as well as Asia, was added to the Corporation’s list of international loyalty partners with the introduction of Buy and Gift in early 2013. The Corporation also expanded its reach in the retail vertical. Speedway, the fourth largest chain of company-owned and operated gasoline and convenience stores in the United States, and SVM Fuel Circle Rewards, a global leader in providing innovative gift card solutions for businesses, were both launched on the Corporate Mileage sales product in 2013.

Progress was also made in Asia. China Rewards, the first coalition loyalty program in China, launched on the consumer platform Points.com. While not expected to be a material contributor in the near term, the investment in China allows the Corporation to establish its brand and build access to a rapidly growing base of loyalty consumers in a market where loyalty is at a very early stage of maturity.

The Corporation continues to make progress on growing its accessible loyalty consumer base into 2014. In February 2014, Points announced a partnership with Mastercard Rewards, a loyalty network consisting of financial institutions around the world. This partnership will allow the Corporation to deepen its presence in the financial services loyalty sector, the fastest growing vertical in the loyalty market from 2010 to 2012. In addition, the Corporation announced a new partnership with Hilton HHonors Worldwide, LLC. In addition, the Corporation has announced the addition of Hilton³Worldwide³and the Hilton HHonors program to its partner network. Lastly, the Corporation launched Spirit Airlines onto its platform in February 2014, providing FREE SPIRIT members the ability to Buy and Gift FREE SPIRIT miles.

The introduction of these new partnerships and products will grow the base of accessible loyalty program customers and generate increased transactional activity and revenue for the Corporation. The additional revenues generated by these new partnerships are expected to improve the revenue, gross margin dollars and profitability of the Corporation in 2014. The contribution from new partner and product deployments in fiscal 2014 will be heavily dependent on the timing of each partner and product launch, but is expected to be additive to the Corporation’s current performance.

2.      Expanding Existing Partnerships and Increasing Membership Engagement

In 2013, Points’ suite of loyalty products generated record financial results for the Corporation and delivered approximately $400 million in additional revenue for its loyalty program partners. At present, the Corporation estimates that on average it has less than two percent penetration against the active membership base of its loyalty program. This penetration is measured by using the number of active consumers transacting with Points’ products on an annual basis. This represents a significant opportunity for future growth for the Corporation as there are individual programs within the partnership network with an active member participation rate that is three to four times higher. For this reason, in 2013, the Corporation increased investments toward product development, marketing and data capabilities to increase the reach of its products into the membership bases across all of its loyalty partners with the objective to improve on consumer penetration.

In 2013, the Corporation grew its mobile and payment capabilities with improvements made to the mobile web interface and the addition of PayPal as an accepted method of payment. This further improves the reach of the products and removes some of the historic impediments to consumer engagement by making it easier to transact with a mobile device and adding a fast growing accepted method of payment.

10 Points International Ltd.

Management’s Discussion and Analysis

In addition, Points was successful in deploying new products with existing partners in 2013. The Corporation expanded its relationship with Melia Hotels by adding access to the Points.com consumer portal allowing MeliaRewards members to now track, exchange, redeem and trade their points. As well, JetBlue Airlines was added to the Corporate Mileage sales product, allowing businesses to now acquire and distribute TrueBlue miles to loyalty customers using a Points product.

2014 will mark a year of renewed focus on our existing partnerships. To start the year, the Corporation has established an operating office near London, England, aimed at strengthening partner relationships in the European market. As well, there is an imperative to work more closely with the existing partnership base to develop and enhance products that continue to improve engagement and maximize revenue for respective programs. To this end, the Corporation is committed to continue its investments to bring meaningful products to market and improve customer penetration and transaction volume on those products.

3.      Open Platform Strategy

The loyalty industry is becoming progressively more complex and diverse. New product ideas in the online market place, spanning from digital wallets and daily deals to specific product and non-air redemptions, are increasingly looking to participate in some way with the loyalty market.

In 2013, the Corporation made significant investments against its open platform strategy. The strategy is aimed at enabling organizations across the globe to integrate their applications into the Corporation’s loyalty commerce platform. The open platform strategy that the Corporation is introducing would provide a consistent interface for developers, that is self-serve capable and will provide broad access to Points’ loyalty market. As products and partners are added to the Points Loyalty Commerce Platform, it is anticipated that this will bring loyalty capabilities to organizations that do not carry out loyalty-based transactions today and this will increase the flow of loyalty activity between existing programs. This increased access and activity is expected to improve engagement for loyalty programs while improving revenue. The Corporation will continue to increase investments against this strategic initiative throughout 2014.

2013 KEY FINANCIAL MEASURES

Highlights of operating results for the year ended December 31, 2013 include:

  Record revenues of $202,370, an increase of $62,861 or 45% over 2012;

  Gross margin of $33,104 an increase of $4,544 or 16% over the prior year (please refer to ‘Revenue, Direct Costs and Gross Margin’ on page 12 for definition and explanation);

  Net income of $3,606, a decrease of 56% over 2012

  Earnings before interest, taxes, depreciation, amortization and foreign exchange (“Adjusted EBITDA”) of $7,434, higher by $1,103 or 17% over 2012 (please refer to ‘Adjusted EBITDA’ on page 14 for definition and explanation); and

  The Corporation ended the year with cash and cash equivalents of $64,188 and no debt.

SELECTED FINANCIAL INFORMATION

The following information is provided to give a context for the broader comments elsewhere in this report.

(In thousands of US dollars, except per share amounts)

	2013	2012	2011
Revenue	$202,370	$139,509	$122,934
Gross margin	33,104	28,560	24,433
Ongoing operating costs	25,670	22,229	18,678
Adjusted EBITDA	7,434	6,331	5,755
Operating income(1)	4,272	3,493	3,545
Net income	$3,606	$8,262	$4,032
Earnings per share
Basic	$0.24	$0.55	$0.27
Diluted	$0.23	$0.54	$0.26
Weighted average shares outstanding
Basic	15,241,989	15,137,930	15,039,689
Diluted	15,531,144	15,306,791	15,532,510
Total assets	$95,012	$78,744	$64,285
Total liabilities	$62,465	$50,917	$45,243
Shareholders’ equity	$32,547	$27,827	$19,042

(1)

Operating income is an additional IFRS measure presented in the financial statements, and is defined as Net income before Interest and Income tax expense (recovery). Management presents this additional IFRS measure to provide comparability of the Corporation’s operating income before the impact of interest and taxes.

2013 Annual Report 11

Management’s Discussion and Analysis

RESULTS OF OPERATIONS

REVENUE, DIRECT COSTS AND GROSS MARGIN

Gross margin, defined by management as total revenues less direct costs of principal revenue, is a non-IFRS financial measure which does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. However, gross margin is viewed by management to be an integral measure of financial performance as it represents the amount of revenues retained by the Corporation after incurring direct costs. Management continues to drive a shift in the Corporation’s revenue mix toward reseller relationships (with higher partner engagement) that are expected to lead to sustained profitability for the Corporation. Combined with a focus on making strategic investments, these new deals and products are expected to be accretive to overall profitability.

Direct cost of principal revenue consists of variable direct costs incurred for principal revenues earned under the reseller model, which include the wholesale cost of loyalty currency paid to partners for the purchase and resale of such currency, and credit card processing fees.

(In thousands of US dollars)

	2013	2012	Variance
Principal revenue	$193,880	$129,859	$64,021
Other partner revenue	8,431	9,617	(1,186)
Interest revenue	59	33	26
Total Revenue	$202,370	$139,509	$62,861
Direct cost of principal revenue	169,266	110,949	58,317
Gross margin	$33,104	$28,560	$4,544
Gross margin %	16%	20%	(4%	)

The Corporation generated record revenue of $202,370 for the year ended December 31, 2013, an increase of $62,861 or 45% over 2012. Revenue growth in 2013 was at the lower end of our initial expectations due to the timing and performance of partner and product deployments throughout the year. 2013 revenue increased 45% over 2012, representing increased contributions from new partners launched over the course of 2013 as well as growth from existing partnerships. In addition, we generated record gross margin of $33,104 for the year ended December 31, 2013, a 16% increase over 2012.

The majority of revenue and gross margin growth in 2013 occurred in principal revenue. The addition of new principal partners in 2013, as well as continued growth of existing relationships with principal partners has helped the Corporation position itself as a leader in the retailing and wholesaling of loyalties currencies. In 2013, the Corporation generated principal revenue of $193,880, an increase of $64,021 or 49% over 2012, which was driven by increased transactions from new partners and products launched over the course of 2013 as well as increased transactional activity from existing principal partnerships. The Corporation was successful in bringing to market new principal partnerships during 2013, including the addition of Southwest Airlines and Finnair. The growth in transactional activity from existing principal partnerships was primarily due to the deployment of marketing and merchandising efforts that increased overall customer awareness and engagement.

While overall revenue grew 45% year over year, gross margin dollars in 2013 increased by 16% over the prior year. This is reflective of the mix in incremental transactional activity for the year. The majority of the incremental revenue in 2013 came from transactional activity with gross margin % levels that were lower than average. This change year over year was as anticipated in light of the addition of a large loyalty program partner in the year, which will typically have a gross margin % level that is lower than the 2012 level of 20%. Management continues to believe that growth in gross margin dollars is an important measure of success, particularly because the Corporation has started to build on a track record of gross margin dollar growth outpacing the dollar growth in ongoing operating costs.

Other partner revenue was lower by 12% or $1,186 from 2012. The decrease was can be attributed to reduced transactional activity with existing partnerships, partially offset by an increase in transactional activity and revenue from new partnerships.

For the year ended December 31, 2013, there were four loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. For the 2012 year, there were three loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In 2013, in aggregate, these four partners represented 83% of the Corporation’s revenues. In 2012, in aggregate, these three partners represented 76% of the Corporation’s revenues. The loss of any one or more of the Corporation’s key loyalty program partners could have a material adverse affect on the Corporation’s business, revenues, operating results and financial condition.

12 Points International Ltd.

Management’s Discussion and Analysis

ONGOING OPERATING COSTS

(In thousands of US dollars)
	2013	2012	Variance
Employment costs	$18,934	$15,368	$3,566
Marketing and communications	1,066	1,520	(454)
Technology services	1,013	677	336
Operating expenses	4,657	4,664	(7)
Total ongoing operating costs	$25,670	$22,229	$3,441

Ongoing operating costs are predominantly cash based expenditures and include employment costs, marketing and communications expenditures, technology service costs and other operating expenses. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk. To mitigate this exposure, management enters into foreign exchange forward contracts on a rolling twelve month basis to fix the functional currency cost of predictable Canadian dollar expenditures.

Ongoing operating costs were $25,670 for the year ended December 31, 2013, increasing $3,441 or 15% over 2012. Increases to our cost base in 2013 were largely reflective of an increase in headcount made in key departments during the course of the year that were in-line with the long-term objectives of the Corporation. In addition to this, the Corporation incurred a number of expenses in technology services related to the improvement of the payment processing environment and enhancements to the general computing infrastructure, many of which are not expected to recur to the same degree in 2014.

Employment Costs

Employment costs include salaries and bonus, employee share-based compensation expense, contract labour charges, recruiting, benefits and other related taxes and are predominantly incurred in Canadian dollars. Employment costs were $18,934 for 2013, increasing 23% from 2012.

The increase in employment costs over 2012 was primarily driven by increased salaries, bonus and related benefits due to an increase in full time equivalents during the year. Full time equivalents increased from 121 in 2012 to 135 in 2013. These headcount additions were made in a number of key strategic areas including marketing, technology and product development and were in line with the Corporation’s commitment to invest in areas that would yield longer term transactional and revenue growth rather than in year performance. Growth in employee share-based compensation expense in the year could be attributed to the full year impact of a share-unit plan program that was implemented in mid-2012 and increased spend tied to the headcount additions made in the year.

The Corporation expects to add to headcount in 2014, as it continues to invest in key areas of the business that will help in achieving its long-term strategic objectives. During 2013, the Corporation established an operating office near London, in the United Kingdom, and grew headcount in this office to improve and develop relationships in Europe. Attracting and retaining key talent in these areas will continue to be a focus in 2014.

Marketing and Communications

Marketing and communications expenditures consist of certain loyalty program marketing initiatives, placements on contracted loyalty program websites, event sponsorship, public relations costs, and other promotional activities. Marketing and communications costs for 2013 were $1,066, decreasing $454 or 30% from 2012. The decrease in marketing and communications expenditures were primarily attributed to the completion of specific advertising campaigns in 2012, as well the Corporation discontinuing specific outsourced marketing services in 2012. For 2014, the Corporation expects expenditures in this line item to return to 2012 levels.

Technology Services

Technology expenses include offsite hosting and managed services, compliance and online security, equipment rental and software license fees. Costs of technology services were $1,013, increasing $336 or 50% from 2012. Increases to technology costs were primarily attributed to improvements made to Corporation’s payment infrastructure, online security and compliance costs. With a growing workforce in 2014 and an increased focus on security and infrastructure, the Corporation expects there to be growth in this expense line item at a similar dollar growth level as 2013.

Operating Expenses

Operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Operating expenses for 2013 were $4,657 and flat compared to 2012. The change in operating expenses was primarily attributed to lower professional fees and expenses incurred in 2013 related to the China Rewards investment, partially offset by increased travel expenses as the Corporation focussed on developing relationships with more international partners and building on its relationships with existing international partners. These costs are not expected to grow materially in the upcoming year.

2013 Annual Report 13

Management’s Discussion and Analysis

ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AMORTIZATION, FOREIGN EXCHANGE, AND IMPAIRMENT (“ADJUSTED EBITDA”)

Adjusted EBITDA is a non-GAAP financial measure, which is defined as earnings before income tax expense, interest and other income, depreciation and amortization, foreign exchange and impairment charges. Management excludes these items because they affect the comparability of the Corporation’s financial results and could potentially distort the analysis of trends in business performance.

Management believes that Adjusted EBITDA is an important indicator of the Corporation’s ability to generate liquidity through operating cash flow to fund future working capital needs and fund future capital expenditures and uses the metric for this purpose. The exclusion of impairment charges eliminates the non-cash impact. Adjusted EBITDA is also used by investors and analysts for the purpose of valuing an issuer. The presentation of Adjusted EBITDA is to provide additional useful information to investors and analysts and the measure does not have any standardized meaning under IFRS. Adjusted EBITDA should therefore not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate Adjusted EBITDA differently.

Reconciliation of Net Income to Adjusted EBITDA

(In thousands of US dollars)
	2013	2012	Variance
Net income	$3,606	$8,262	$(4,656)
Interest and other income	–	(7)	7
Income tax expense (recovery)	666	(4,769)	5,435
Depreciation and amortization	3,285	2,803	482
Foreign exchange (gain)	(123)	(68)	(55)
Impairment of long-lived assets	–	110	(110)
Adjusted EBITDA	$7,434	$6,331	$1,103

For the year ended December 31, 2013, the Corporation’s Adjusted EBITDA was $7,434, an increase of $1,103 or 17% over the prior year. The increase from the prior year was largely due to the increase in gross margin from partnerships launched over the course of 2013 as well as gross margin growth from existing partnerships, partially offset by higher ongoing operating expenses.

DEPRECIATION, AMORTIZATION, INCOME TAX, INTEREST AND OTHER EXPENSES

(In thousands of US dollars)
	2013	2012	Variance
Depreciation and amortization	$3,285	$2,803	$482
Foreign exchange gain	(123)	(68)	(55)
Interest and other charges	–	(7)	7
Impairment of long-lived assets	–	110	(110)
Income tax expense (recovery)	666	(4,769)	5,435
Total	$3,828	$(1,931)	$5,759

Foreign Exchange (“FX”) Gain

US/Canadian FX Rates	2013	2012	2011
Period Start	1.0080	0.9807	1.0001
Period End	0.9351	1.0034	0.9807
Period Average	0.9716	1.0006	1.0120

US/EURO FX Rates	2013	2012	2011
Period Start	1.2967	1.2950	1.3253
Period End	1.3768	1.3218	1.2950
Period Average	1.3283	1.2863	1.3928

The Corporation is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the US dollar. Foreign exchange gains and losses arise from the translation of the Corporation’s balance sheet and expenses. The Corporation holds balances in foreign currencies (e.g. non-US dollar denominated cash, accounts payables and accrued liabilities, and deposits) that give rise to exposure to foreign exchange risk. At period end, non-US dollar monetary balance sheet accounts are translated at the period-end foreign exchange (“FX”) rate. To the extent that the foreign denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts is recorded in the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

The majority of the Corporation’s revenues in 2013 were transacted in US dollars, EUROs and British Pounds. The direct cost of principal revenue is denominated in the same currency as the revenue earned, minimizing the FX exposure related to the EURO and British Pound. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk.

14 Points International Ltd.

Management’s Discussion and Analysis

As part of the risk management strategy of the Corporation, management enters into foreign exchange forward contracts extending out to one year to reduce the foreign exchange risk with respect to the Canadian dollar and EURO. These contracts have been designated as cash flow hedges. The Corporation does not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. Any ineffective portion of the derivative’s gain or loss is recognized in current income. For the year ended December 31, 2013, the Corporation reclassified a $325 loss, net of tax, from other comprehensive loss into earnings. The cash flow hedges were highly effective at December 31, 2013. Realized losses from the Corporation’s hedging activities, in 2013, were driven by the appreciation of the U.S. dollar.

For the year ended December 31, 2013, the Corporation recorded a foreign exchange gain of $123 compared with a foreign exchange gain of $68 in 2012, primarily driven by a strengthening of the US dollar resulting in realized FX gains. This was partially offset on the translation of the Corporation’s non-US dollar cash balances resulting in unrealized FX losses.

Income Tax Expense/Recovery

The Corporation is subject to tax in multiple jurisdictions and assesses its taxable income to ensure eligible tax deductions are fully utilized. The Corporation recorded an income tax expense of $666 in 2013 compared to a recovery of $4,769 in 2012. In 2013, the Corporation generated operating income on which tax expense was recorded during the year. In 2012, future tax benefits associated with previously unrecognized tax assets in Canada were recorded as it was determined probable that the benefit from these unrecognized deferred tax assets would be utilized based on our financial forecasts.

NET INCOME AND EARNINGS PER SHARE

(In thousands of US dollars, except per share amounts)

	2013	2012	Variance
Net Income	$3,606	$8,262	$(4,656)
Earnings per share
Basic	$0.24	$0.55	$(0.31)
Diluted	$0.23	$0.54	$(0.31)

The Corporation reported net income of $3,606 or $0.24 per share for the year ended December 31, 2013 compared with a net income of $8,262 of $0.55 per share for the year ended December 31, 2012. Earnings for the year ended December 31, 2013 represented a $4,656 or $0.31 per share reduction over the prior period. The reduction over the prior period can be primarily attributed to a $4,769 income tax recovery recorded in 2012.

The Corporation’s basic earnings per share is calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 15,241,989 common shares for the year ended December 31, 2013, compared with 15,137,930 common shares for the year ended December 31, 2012.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at
(In thousands of US dollars)

	December 31,	December 31,
	2013	2012
Cash and cash equivalents	$64,188	$45,108
Restricted cash	1,602	3,202
Funds receivable from payment processors	9,071	10,057
Security deposits	–	2,780
Total funds available	74,861	61,147
Payable to loyalty program partners	56,111	44,912
NET OPERATING CASH(2)	$18,750	$16,235

Total current assets	$78,472	$63,999
Total current liabilities	62,028	50,179
WORKING CAPITAL	$16,444	$13,820

(2)

Management defines “Net Operating Cash” as ‘Total Funds Available’ (Cash and cash equivalents, Restricted cash, Funds receivable from payment processors, and Security deposits) less amounts Payable to loyalty program partners. Management believes that this non-IFRS financial measure provides a useful measure of the Corporation’s liquidity. Other issuers may include other items in their definition of ‘Net Operating Cash’. Therefore it is unlikely to be comparable to similar measures presented by other issuers.

The Corporation’s financial strength is reflected in its balance sheet. Points’ financial resources consisting primarily of unrestricted cash are sufficient to support the execution of our strategic objectives. The Corporation continues to remain debt-free.

2013 Annual Report 15

Management’s Discussion and Analysis

As at December 31, 2013, the Corporation had net operating cash of $18,750 (December 31, 2012 – $16,235). We define net operating cash as cash and cash equivalents, restricted cash, funds receivable from payment processors, and security deposits less amounts payable to loyalty program partners. During 2013, net operating cash increased $2,515 from December 31, 2012, primarily due to positive Adjusted EBITDA generated in 2013 and proceeds received from share option exercises during the year. This was partially offset by the Corporation’s investment in China Rewards of $3,500, and capital expenditures made during the course of the year.

The Corporation’s working capital (defined as current assets minus current liabilities) was $16,444 at December 31, 2013 compared to working capital of $13,820 as at December 31, 2012. Working capital continues to increase as the Corporation generates positive Adjusted EBITDA and cash flows from operations. The change in cash and cash equivalents and payable to loyalty program partners is primarily due to the timing of receipt of payments from customers and payments made to partners for transaction points and miles online. Management believes the Corporation is able to generate sufficient cash through normal course operations to fund anticipated capital expenditure needs and current operating and working capital requirements, including the payment of amounts due under current operating leases.

Sources and Uses of Cash

(In thousands of US dollars)
	2013	2012	Variance
Operating activities	$23,290	$14,006	$9,284
Investing activities	(4,095)	(3,273)	(822)
Financing activities	141	(243)	384
Effects of exchange rates	(256)	(235)	(21)
Change in cash and cash equivalents	$19,080	$10,255	$8,825

Operating Activities

Cash flows from operating activities are primarily generated from funds collected from miles and points transacted from the various products and services offered by the Corporation and are reduced by cash payments to loyalty partners and payment of operating expenses. Cash flows from operating activities can fluctuate significantly depending on the timing of promotional activity and partner payments. Cash flows generated from operating activities in 2013 increased $9,284 compared to 2012, largely due to increased Adjusted EBITDA contributions from new partners launched in 2013, growth from existing partnerships, and the timing of partner payments due to promotional activities.

Investing Activities

Cash used in investing activities for the year ended December 31, 2013 was $4,095, an increase of $822 over 2012. Investments in 2013 primarily related to $3,500 of cash invested in China Rewards. In addition, investments related to the development of new loyalty applications and enhancements to the Corporation’s loyalty platform increased $570 on a year over year basis. The Corporation will continue to invest heavily in product development and the advancement of its open platform strategy in 2014. Remaining investments in 2014 will relate to the acquisition of property and equipment. Management will continue to fund all capital expenditures and investments through working capital.

Financing Activities

Cash flows provided by financing activities in 2013 primarily related to proceeds received from the exercise of employee stock options, partially offset by purchases of the Corporation’s own common shares on the open market to fund the employee share unit plan.

Contractual Obligations and Commitments

	Total	Year 1(4)	Year 2	Year 3	Year 4	Year 5+
Operating leases(1)	2,622	748	734	745	384	11
Principal revenue(2)	254,207	117,379	104,119	32,459	250	–
Investment commitment(3)	1,500	1,500	–	–	–	–
	$258,329	$119,627	$104,853	$33,204	$634	$11

(1)	The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2)	In relation to principal revenue, the Corporation has made contractual guarantees on the minimum value of transactions processed over the term of its agreements with certain loyalty program partners.
(3)

The Corporation entered into a binding agreement to make a minority investment, up to $5,000, in China Rewards, a domestic Chinese retail coalition loyalty program start-up based in Shanghai, People’s Republic of China. As of December 31, 2013, the Corporation had made an investment of $3,500 in China Rewards. Management anticipates the remaining milestones, which will trigger the final investment of $1,500, to be met in 2014.

(4)	The guarantees, commitments and contingencies schedule is prepared on a rolling 12-month basis.

16 Points International Ltd.

Management’s Discussion and Analysis

Operating lease obligations will continue to be funded through working capital. In relation to the reseller model, the Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with certain loyalty program operators. Under this type of guarantee, in the event the sale of miles are less than the guaranteed amounts, the Corporation would be obligated to purchase mileage from the loyalty program partner equal to the value of the revenue commitment shortfall. The Corporation has recorded approximately $1,400 on the balance sheet as Prepaid expense and other assets related to a revenue guarantee agreement with one loyalty program operator that was not met during 2013.

Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, issued and outstanding common shares will increase by 39,286 shares.

Securities with Near-Term Expiry Dates

Outstanding Amounts as at February 28, 2014 (figures in CAD$)

Security Type	Month of Expiry	Number	Strike Price
Options	August 21, 2014	5,108	3.70
Options	November 16, 2014	1,657	3.40
Options	February 11, 2015	32,521	5.00
Total		39,286

OUTSTANDING SHARE DATA

As of February 28, 2014, the Corporation has 15,361,903 common shares outstanding.

As of the date hereof, the Corporation has outstanding options to acquire up to 436,550 common shares. The options have exercise prices ranging from $3.40 to $19.98 with a weighted average exercise price of $10.65. The expiration dates of the options range from August 21, 2014 to June 13, 2018.

The following table lists the common shares issued and outstanding as at February 28, 2014 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

	Common Shares	Proceeds
Common Shares Issued & Outstanding	15,361,903
Convertible Securities: Share options	436,550	CAD$ 4,832,512
Common Shares Issued & Potentially Issuable	15,798,453	CAD$ 4,832,512
Securities Excluded from Calculation: Options Available to grant from ESOP(1)	582,407

(1)	The number of options available to grant is calculated as the total share option pool less the number of share options exercised and the number of outstanding share options.

FOURTH QUARTER RESULTS (UNAUDITED)

	For the three months ended
(In thousands of US dollars,
except per share amounts)	Dec. 31,	Sept. 30,	Dec. 31,
	2013	2013	2012
Revenue	$69,087	$54,441	$40,803
Gross margin	10,302	8,734	7,978
Ongoing operating expenses	6,899	6,404	6,417
Adjusted EBITDA	3,403	2,330	1,561
Operating income(1)	2,765	1,577	866
Net income	$2,291	$1,145	$5,638
Earnings per share
Basic	$0.15	$0.08	$0.37
Diluted	$0.15	$0.07	$0.37
Total assets	$95,012	$77,736	$78,744
Shareholders’ equity	$32,547	$29,837	$27,827

(1)

Operating income (loss) is an additional IFRS measure presented in the financial statements, and is defined as Net income (loss) before Interest and Income tax expense (recovery). Management presents this additional IFRS measure to provide comparability of the Corporation’s operating income (loss) before the impact of interest and taxes.

REVENUE, DIRECT COSTS AND GROSS MARGIN

The Corporation recorded revenues of $69,087 during the fourth quarter of 2013. While revenue was slightly below our expectations due to the underperformance of a certain partner’s products, the growth still represents the positive contribution made by new partner launches in 2013 and performance of existing partner relationships. Fourth quarter revenues increased 27% from the third quarter of 2013 and 69% from the fourth quarter of 2013. In line with the growth in revenues, gross margin increased $1,568 or 18% over the third quarter of 2013 and increased $2,324 or 29% over the fourth quarter of 2012.

2013 Annual Report 17

Management’s Discussion and Analysis

The increase in revenues and gross margin compared to the third quarter of 2013 and prior year quarter can be attributed to increased transactional activity from our existing partnership base due to stronger promotional activity, as well as the contribution from new partnerships signed during 2013.

ONGOING OPERATING COSTS

	For the three months ended
(In thousands of US dollars)
	Dec. 31,	Sept. 30,	Dec. 31,
	2013	2013	2012
Employment costs	$5,201	$4,864	$4,373
Marketing and communications	223	267	400
Technology services	241	214	198
Operating expenses	1,234	1,059	1,446
Total	$6,899	$6,404	$6,417

Ongoing operating costs increased $495 or 8% over the third quarter of 2013 and increased $482 or 8% over the fourth quarter of 2012. The increase over the third quarter of 2013 is primarily attributed to higher salary expense and incentive based compensation due to headcount additions, and to a lesser extent, higher travel costs, professional fees and consulting expenses. The increase over the fourth quarter of 2012 is primarily due to an increase in employment costs from higher employee count, higher hedging losses due to the appreciation of the US dollar during 2013, partially offset by reduced professional fees associated with the China Rewards investment.

DEPRECIATION, AMORTIZATION, INTEREST AND OTHER EXPENSES

	For the three months ended
(In thousands of US dollars)
	Dec. 31,	Sept. 30,	Dec. 31,
	2013	2013	2012
Depreciation and amortization	$715	$803	$728
Foreign exchange (gains) loss	(77)	(50)	(33)
Interest and other changes (income)	–	–	1
Impairment of long-lived assets	–	–	110
Income tax (recovery) expense	474	432	(4,883)
Total	$1,112	$1,185	$(4,077)

Depreciation and amortization expenses were relatively in line with the third quarter of 2013 and prior year period.

In December 2012, the Corporation recorded an impairment charge of $110 related to certain website development and technology assets related to technical assets which the Corporation was no longer utilizing. The impairment charge is included in impairment of long-lived assets in the statements of comprehensive income. No impairment charges were recorded in 2013.

Income tax expense was relatively in line with the third quarter of 2013, and increased $5,357 or 110% compared to the prior year period. In 2012, future tax benefits associated with previously unrecognized tax assets in Canada were recorded as it was determined probable that the benefit from these unrecognized deferred tax assets would be utilized.

ADJUSTED EBITDA

Reconciliation of Net Income to Adjusted EBITDA

	For the three months ended
(In thousands of US dollars)
	Dec. 31,	Sept. 30,	Dec. 31,
	2013	2013	2012
Net income	$2,291	$1,145	$5,638
Interest and other income	–	–	1
Income tax expense (recovery)	474	432	(4,883)
Depreciation and amortization	715	803	728
Foreign exchange loss	(77)	(50)	(33)
Impairment of long-lived assets	–	–	110
Adjusted EBITDA	$3,403	$2,330	$1,561

Adjusted EBITDA of $3,403 increased $1,073 or 46% from the third quarter of 2013 and $1,842 or 118% from the fourth quarter of 2012. The increase from the prior year quarter is in part due to the successful marketing efforts of the Corporation in increasing revenues from existing partnerships, and the positive contribution that new partnerships launched in 2013 have had on Adjusted EBITDA.

18 Points International Ltd.

Management’s Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

(in thousands of US dollars, except per share amounts)

			Basic³	Diluted
Three month	Total	Net income	earnings (loss)	earnings (loss)
period ended	Revenue	(loss)	per share	per share
December 31, 2013	$69,087	$2,291	$0.15	$0.15
September 30,2013	$54,441	$1,145	$0.08	$0.07
June 30, 2013	$41,924	$218	$0.01	$0.01
March 31, 2013	$36,918	$(48)	$(0.00)	$(0.00)
December 31, 2012	$40,803	$5,638	$0.37	$0.37
September 30, 2012	$34,339	$746	$0.05	$0.05
June 30, 2012	$36,329	$1,304	$0.09	$0.09
March 31, 2012	$28,038	$574	$0.04	$0.04
December 31, 2011	$32,929	$2,058	$0.14	$0.13

With over a decade of experience working with loyalty program partners, the Corporation has established a growing base of transactional business activity. The Corporation has continued to add new relationships with loyalty programs over the course of the past ten-years, and has developed relationships with existing partnerships. Through the use of direct marketing techniques with loyalty programs, the Corporation has expanded the reach of its products into the membership base of the Corporation’s partner network. Over the years, and through the addition of new partnerships and a better understanding of loyalty partners’ membership base, the Corporation has experienced period over period growth in transaction levels and revenue. The Corporation’s revenue and overall profitability will be impacted by the level of marketing and promotional activity carried out during the year with loyalty program members, the introduction of new loyalty based products to the existing loyalty partnership base, and the addition of new loyalty program partners.

In fiscal 2013, the Corporation launched loyalty products with five new partners. The December 31, 2013 quarter represented the first full-quarter of activity with all new partners’ products in the market, and was also the first full-quarter impacted by fourth-quarter marketing promotions for these partner launches. Based on the Corporation’s experience, the fourth quarter has typically been the highest revenue quarter due to marketing activity in any given fiscal year. As a result, the revenues and net-income in the fourth quarter were the highest recorded in the Corporation’s history, with the September 30, 2013 quarter being the highest revenue quarter up to that point in time. In contrast to the fourth quarter, the first quarter has typically been the lowest revenue quarter in a year as a result of lower promotions and customer spending after the December holiday season. Revenue in the June and September quarters, in the absence of any new product or partner launches, has historically fluctuated with the level of direct marketing activity carried out with individual loyalty program members.

Net income of the Corporation is primarily impacted by revenues generated in each quarter, which is influenced by the degree of marketing and promotional activity carried out with loyalty program members, as well as changes in ongoing operating expenses. Ongoing operating expenses are impacted by the long-term objectives of the Corporation. During 2012 and 2013, ongoing operating expenses have been significantly impacted by increased employment costs tied to higher head-count additions. In the second half of fiscal 2012, and continuing throughout fiscal 2013, the Corporation has made strategic investments in the key areas of marketing, and product and software development. Beginning in the third quarter of 2013, the increased cost associated with headcount additions added since 2012 have been offset by the incremental gross margin recorded on new-partner launches. While the increase in net income in the third and fourth quarter of 2013 is not necessarily indicative of net income to be seen in future periods, it is a reflection of the Corporation’s return on investments made during 2012 and 2013.

For the quarter ended December 31, 2012, net income of $5,638 was higher than previous quarters due to the recognition of certain future tax benefits associated with previously unrecognized deferred tax assets in Canada. This tax asset recognition was non-recurring in nature and is not expected to repeat in future periods. Instead, the Corporation will begin to apply a corporate tax rate of approximately 26% on pre-tax income. This tax impact on earnings has been applied in 2013, and is expected to appear in future periods.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Corporation’s accounting policies and critical accounting estimates and judgments are presented in Notes 2 and 3 of our consolidated financial statements for the year ended December 31, 2013. The preparation of the consolidated financial statements in accordance with IFRSs, requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses.

For a detailed discussion regarding our significant accounting policies, application of critical accounting estimates and judgments, and recent accounting pronouncements, see Notes 2 and 3 of our consolidated financial statements for the year ended December 31, 2013.

2013 Annual Report 19

Management’s Discussion and Analysis

Revenue Recognition and Presentation

Presentation: gross versus net

When deciding the most appropriate basis for presenting revenue or direct costs of revenue, both the legal form and substance of the agreement between the Corporation and its business partners are reviewed to determine each party’s respective role in the transaction. This determination requires the exercise of judgment and management usually considers whether:

  The Corporation has primary responsibility for providing the goods and services to the customer or for fulfilling the orders;
  The Corporation has inventory risk before or after the customer order, during shipping or on return;
  The Corporation has discretion in establishing prices (directly or indirectly);
  The Corporation bears the customer’s credit risk for the amount receivable from the customer;
  The Corporation modifies the product or performs part of the services;
  The Corporation has discretion in selecting the supplier used to fulfill an order; or
  The Corporation is involved in determining product or service specifications.

Where the Corporation’s role in a transaction is that of a principal, revenue is recognized on a gross basis. Under the principal revenue model, the gross value of the transaction billed to the customer is recognized as revenue by the Corporation and the costs incurred to purchase the points or miles sold in this transaction are recognized separately as direct cost of principal revenue.

Where the Corporation’s role in a transaction is that of an agent, revenue is recognized on a net basis with revenue representing the margin earned.

Arrangements with multiple components

In revenue arrangements including delivery of more than one product or service (separately identifiable components), each identifiable component is a separate unit of accounting and the arrangement consideration is allocated to each unit of accounting based on its relative fair value.

Determining the fair value of each component can require complex estimates due to the nature of the goods and services provided. The Corporation generally determines the fair value of individual elements based on the price when the element is sold on a stand-alone basis.

Evaluation of Goodwill

The amount of goodwill initially recognized as a result of a business combination is dependent on the allocation of the purchase price to the fair value of the identifiable assets acquired and the liabilities assumed. The determination of the fair value of the assets and liabilities is based, to a considerable extent, on management’s judgement and estimates that use inputs that may not be readily observable.

Allocation of the purchase price affects the results of the Corporation as finite lived intangible assets are amortized, whereas indefinite lived intangible assets, including goodwill, are not amortized and could result in differing amortization charges based on the allocation to indefinite lived and finite lived intangible assets.

The Corporation tests goodwill for impairment annually to determine whether the carrying value exceeds the recoverable amount. In calculating the value in use of a cash generating unit (CGU), i.e. the net present value of the future cash flows associated with the CGU, certain assumptions are required to be made by management in respect of highly uncertain matters which require judgement. These include the anticipated cash flows from the specific partner relationships, the likelihood that these partners will renew existing contracts and enter into new product arrangements with the Corporation in the future, annual growth assumptions, and the selection of an appropriate discount rate. Management prepares forecasts that assess the specific risks related to each individual partner relationship separately and are used in determining³the value in use of the CGUs to which goodwill has been allocated.

Income Taxes

The recognition of deferred tax assets is based upon whether it is probable that sufficient and suitable taxable profits will be available in the future or whether taxable temporary differences will reverse such that deferred tax assets can be utilized. Recognition therefore involves a degree of estimation and judgement regarding the future financial performance or the timing of the reversal of deferred tax liabilities of the particular legal entity in which the deferred tax assets have been recognized.

The Corporation is subject to examination by taxation authorities in various jurisdictions. Because the determination of tax liabilities involves certain uncertainties in interpreting complex tax regulations, management’s best estimates are used to determine potential tax liabilities. Differences between the estimates and the actual amount of taxes are recorded in net earnings at the time they can be determined.

20 Points International Ltd.

Management’s Discussion and Analysis

Share-based Payments

The Corporation applies the fair value method to all grants of share options. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, expected volatility of the Corporation’s stock, and a weighted average expected life of options. The estimated fair value of the options that are ultimately expected to vest are recorded over the options’ vesting period and charged to earnings with a corresponding credit to contributed surplus. In determining the number of options that are expected to vest, the Corporation takes into account voluntary termination behaviour as well as trends of actual option forfeitures.

Changes in the subjective input assumptions can materially affect the fair value estimate and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the stock options. A change in the assumptions used by the Corporation could have an impact on net earnings.

Estimation of useful life

Finite lived intangible assets

Finite lived intangible assets consist of the Corporation’s aggregate amounts spent on internal use software development costs. The relative size of the Corporation’s intangible assets, excluding goodwill, makes the judgements surrounding the estimated useful lives critical to the Corporation’s financial position and performance.

The useful life used to amortize internal use software development costs relates to the future performance of the assets and management’s judgement of the period over which economic benefit will be derived from the assets. The useful life is determined by management and is regularly reviewed for appropriateness. The life is based on historical experience with similar development costs as well as anticipation of future events which may impact their life such as changes in technology. Historically, changes in useful lives have not resulted in material changes to the Corporation’s amortization charge.

Property and equipment

Property and equipment also represent a significant proportion of the non-current assets of the Corporation. Therefore, the estimates and assumptions made to determine their carrying value and related depreciation are critical to the Corporation’s financial position and performance.

The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. Increasing an asset’s expected life or its residual value would result in a reduced depreciation charge in the consolidated statements of comprehensive income. The useful lives and residual values of the Corporation’s assets are determined by management at the time the asset is acquired and reviewed annually for appropriateness. The useful lives are based on historical experience with similar assets as well as anticipation of future events which may impact their life such as changes in technology. Historically, changes in useful lives and residual values have not resulted in material changes to the Corporation’s depreciation charge.

New Standards Adopted in 2013

The accounting policies of the Corporation have been applied consistently to all years presented in the consolidated financial statements. The accounting policies have been applied consistently by the Corporation and its subsidiaries. In addition, the Corporation adopted the following accounting pronouncements, which are effective for the Corporation’s annual consolidated financial statements commencing January 1, 2013.

IFRS 10, Consolidated Financial Statements
In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”). IFRS 10, which replaces the consolidation requirements of SIC-12 Consolidation-Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. There was no impact to the Corporation’s consolidated financial statements upon adoption.

IFRS 13, Fair Value Measurement
In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”). IFRS 13 replaces the fair value guidance contained in individual IFRS with a single source of fair value measurement guidance. The standard also requires disclosures that enable users to assess the methods and inputs used to develop fair value measurements. There was no measurement impact to the Corporation’s consolidated financial statements upon adoption.

IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income
In June 2011, the IASB published amendments to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income, which requires that an entity present separately the items of OCI that may be reclassified to profit or loss in the future from those that would never be reclassified to profit or loss. The Corporation has reflected this in the Consolidated Statement of Comprehensive Income.

2013 Annual Report 21

Management’s Discussion and Analysis

New Standards Not Yet Adopted

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended December 31, 2013, and have not been applied in preparing these consolidated financial statements. The Corporation has not early applied the following new and revised IFRSs that have been issued but are not yet effective for the year ended December 31, 2013:

International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”), was issued in November 2009. It addresses classification and measurement of financial assets and replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. The Standard eliminates the existing IAS 39 categories of held to maturity, available-for-sale and loans and receivables and financial assets will be classified into one of two categories on initial recognition: amortized cost or fair value. IFRS 9 (2010) supersedes IFRS 9 (2009). IFRS 9 (2010) added guidance to IFRS 9 (2009) on the classification and measurement of financial liabilities. The IASB tentatively decided to defer the mandatory effective date of IFRS 9 and that the mandatory effective date should be left open pending the finalization of the impairment and classification and measurement requirements. The extent of the impact of adoption of IFRS 9 (2010) has not yet been determined.

RISKS AND UNCERTAINTIES

The results of operations and financial condition of the Corporation are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of Management. The following section summarizes certain of the major risks and uncertainties that could materially affect our future business results going forward. The risks described below may not be the only risks faced by the Corporation. Other risks which currently do not exist or which are deemed immaterial may surface and have a material adverse impact on the Corporation’s results of operations and financial condition.

A downturn in the demand for air travel could adversely impact the demand for loyalty currency services

The Corporation and the majority of its loyalty program partners operate in the travel industry. The ability of the Corporation’s loyalty program partners to continue to drive commercial activity to their businesses is integral to generating loyalty miles/points for their respective programs. As well, the overall popularity of loyalty miles/points and value they have to end-customers is what drives the business activity of the Corporation. Points’ generates the majority of its revenue from end-customers who are transacting loyalty miles/points through the Corporation’s online solutions. As such, the majority of revenue is transactional in nature and dependent on the number and size of these transactions. There is no assurance that the popularity of these programs will continue to grow or maintain current levels of popularity. A change in consumer tastes or a downturn in the travel industry in North America may adversely affect the Corporation’s ability to generate ongoing revenue from transactions.

Consolidation activity in the airline industry is common and has been part of an industry-wide solution to address structural financial problems. This consolidation activity has continued in 2013. This activity could potentially increase due to rising oil prices, increasing operating costs, or bankruptcy of major carriers. Additional consolidation activity among the Corporation’s partner base could result in the loss of a partnership and potentially have an adverse impact on the Corporation’s future earnings.

We rely on contractual relationships with loyalty program partners that are subject to termination and renegotiation

There can be no assurance that the Corporation will be successful in maintaining its existing contractual relationships with its loyalty program partners. The Corporation’s loyalty program partners have in the past, and may in the future, negotiate arrangements that are short-term and subject to renewal, non-exclusive and/or terminable at the option of the partner on relatively short notice without penalty. Loyalty program partners that have not provided a long-term commitment or guarantee of exclusivity, or that have the ability to terminate on short notice, may exercise this flexibility to end their relationship with the Corporation or to negotiate from time to time more preferential financial and other terms than originally contracted for. The Corporation cannot ensure that such negotiations will not have a material adverse affect on the financial condition or results of operations of the Corporation. In addition, there can be no assurance that the Corporation will be able to establish relationships with new loyalty program partners.

22 Points International Ltd.

Management’s Discussion and Analysis

We could face significant liquidity risk if we fail to meet contractual performance commitments

In relation to the reseller model, the Corporation has made contractual guarantees on the minimum value of points and miles that will be processed over the term of its agreements with certain loyalty program partners. The commitments are measured annually. There is a risk that these commitments may not be met, resulting in the Corporation being required to purchase the shortfall in points/miles to meet annual contracted levels and take these into inventory. The Corporation’s ability to use or sell any purchased points/miles is limited by terms in its contracts. As a result, there is a risk that the Corporation may have difficulty in selling or making use of this inventory which could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition. There is also a risk that the Corporation may have insufficient resources to purchase any shortfall and that the Corporation may need to obtain financing to meet such commitments. There is a risk that such financing may not be available to the Corporation. The failure to obtain such financing could have a material adverse impact on the Corporation’s business, revenues, operating results and financial condition.

We could face significant competition from other companies in the loyalty industry including loyalty program partners that may have, or develop, in-house business solutions departments that could take responsibility for services currently provided by the Corporation

With respect to the Corporation’s Points.com consumer portal, several indirect competitors are currently in the market with limited product offerings. Other Internet websites that offer financial and account aggregation and management are potential competitors. These indirect and potential competitors currently offer the ability to track program balances, but do not offer any of the transaction options available on Points.com. Management believes that none of these competitors are actively partnering with loyalty programs to independently provide a service similar to Points. com. Rather, these indirect competitors are only able to retrieve and display member account information. However, it is possible that one or more of the indirect or potential competitors could, in the future, compete directly with Points.com.

The Corporation’s Loyalty Currency Services must compete with a wide range of companies that provide business solutions technology, from small companies to large. Many existing and potential competitors do or could have greater technical or financial resources than the Corporation. The financial performance of the Corporation may be adversely affected by such competition. In particular, no assurances can be given that additional direct competitors to the Corporation may not be formed or that the Corporation may not lose some or all of its arrangements with its loyalty program partners, including its key loyalty program partners, thereby decreasing its ability to compete and operate as a viable business. In addition, the increasing popularity of open source technology places greater risk on the proprietary technology offered by the Corporation to its existing and potential partners.

Loyalty partners may have, or may develop, in-house business solutions departments that could take responsibility for work currently being done by the Corporation. Any competition or adverse change in the business relationship described above could have a material adverse impact on the Corporation’s business, operations and prospects.

Our brand, revenue and profitability are affected by our ability to control cyber security risks

Due to the online nature of the Corporation’s business, member databases are maintained for products and services offered on Points.com. These databases contain member information including account transactions. Although the Corporation has established rigorous security procedures, the databases may be vulnerable to potential unauthorized access to, or use or disclosure of member data. If the Corporation were to experience a security breach, its reputation may be negatively affected and the traffic generated on Points.com could decline in the event of any publicized compromise of security. Any perception that the Corporation released consumer information without authorization could subject the businesses to complaints and investigation by the applicable privacy regulatory bodies and adversely affect relationships with Points.com members and loyalty program partners. In addition, any unauthorized release of member information, or any public perception that member information was released without authorization, could lead to legal claims from consumers or regulatory enforcement actions.

We could face adverse consequences if there is a risk in the viability of the internet and system infrastructure

The end-customers of the Corporation’s software depend on internet service providers, online service providers and the Corporation’s infrastructure for access to the software solutions the Corporation provides to its loyalty program partners. These services are subject to service outages and delays due to system failures, stability or interruption. As a result, the Corporation may not be able to meet a satisfactory level of service as contracted with its partners, and may cause a breach of the Corporation’s contractual commitments, which could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

2013 Annual Report 23

Management’s Discussion and Analysis

The promotion and strengthening of our brand is critical to our business

The Corporation believes that continuing to strengthen its brand is an important factor in achieving widespread acceptance of the Corporation’s services, and will require an increased focus on active marketing efforts. The Corporation will likely need to spend increasing amounts of money on, and devote greater resources to, advertising, marketing, and other efforts to create and maintain brand loyalty among users and potential users. Brand promotion activities may not yield increased revenues, and even if they do, any increased revenues may not offset the expenses incurred in building the Corporation’s brand. If the Corporation fails to promote and maintain the Corporation’s brand, or if the Corporation incurs substantial expenses in an unsuccessful attempt to promote and maintain the Corporation’s brand, the Corporation’s business could be harmed.

We are exposed to adverse consequences if the Corporation cannot successfully retain its intellectual property

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. Our general practice is to pursue patent, copyright, trademark, trade secret or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. We also assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from trademark offices worldwide. All of these actions taken allow us to enforce our intellectual property rights should the need arise. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

We are exposed to litigation and adverse consequences if we infringe on the intellectual property rights of others

Third parties may assert claims against the Corporation alleging infringement of their intellectual property rights. An adverse determination in any litigation of this type could result in the Corporation being required to pay significant damages, require the Corporation to design around a third party’s patent or to license alternative technology from another party. In addition, litigation may be time-consuming and expensive to defend and could result in the diversion of time and resources. Any claims by third parties may also result in limitations on the ability to use the intellectual property subject to these claims. Any of the foregoing could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

Our operations are dependent on the proper functioning of software and processing of transactions

Defects in our owned or licensed software products, delays in delivery, and failures or mistakes in our processing of electronic transactions could materially harm our business, including our customer relationships and operating results. Our operations are dependent on our ability to protect our computer equipment and the information stored in our data centres against damage that may be caused by fire, power loss, telecommunication failures, unauthorized intrusion, computer viruses and disabling devices, and other similar events. A failure in our production systems or a disaster or other event affecting our production systems or business operations could result in a disruption or loss of availability of our products or services to our customers. Any disruption to our services could impair our reputation and cause us to lose customers or revenue, or face litigation, necessitate customer service or repair work that would involve substantial costs and distract management from operating our business.

Our financial performance is substantially dependent on retaining key technical and management personnel

Our performance is substantially dependent on the performance of our key technical and senior management personnel. Our success is highly dependent on our continuing ability to identify, hire, train, motivate, promote and retain highly qualified management, directors, technical, and sales and marketing personnel. Competition for such personnel is always strong. Our inability to attract or retain the necessary management, directors, technical, and sales and marketing personnel, or to attract such personnel on a timely basis could have a material adverse affect on our business, results of operations, financial condition and the price of our securities.

Chargebacks of a material amount could have an adverse consequence on the Corporation

A chargeback is any credit card transaction undertaken by an end-customer that is later reversed or repudiated. The Corporation is subject to exposure in regard to chargebacks, a high incidence of which could result in penalties or eventual shut down of the payment method. While Points has fraud control measures in place to minimize exposure, chargebacks could have a material adverse effect on its business, operating results and financial condition.

24 Points International Ltd.

Management’s Discussion and Analysis

Our business could be negatively impacted by changes to domestic and international tax laws, rules and regulations

The Corporation operates in multiple jurisdictions and has relationships with several foreign partners. The application of various domestic and international sales, use, occupancy, value-added and other tax laws, rules and regulations to the Corporation’s products and services is subject to interpretation by the applicable taxing authorities. Many of the fundamental statutes and regulations that impose these taxes were established before the growth of the internet and e-commerce. If the tax laws, rules and regulations are amended, if new adverse laws, rules or regulations are adopted, or if current laws are interpreted adversely to the Corporation’s interests, particularly with respect to occupancy or value-added taxes, the results could increase the Corporation’s tax payments (prospectively or retrospectively) and/or subject it to penalties and decrease the demand for the Corporation’s products and services if the Corporation passes on such costs to the consumer. As a result, these changes could have a material adverse effect on the Corporation’s business, operating results and financial condition.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The audited consolidated financial statements of Points International Ltd. are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements have been prepared by management in accordance with IFRS as issued by the IASB. These statements include some amounts that are based on estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Corporation’s policy is to maintain systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, accurate and reliable and that the Corporation’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and is comprised entirely of outside directors. The committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews the Corporation’s annual consolidated financial statements, the report of the independent registered public accounting firm on the effectiveness of internal control over financial reporting, and other information in the Annual Report. The Committee reports its findings to the Board for consideration by the Board when it approves the financial statements for issuance to the shareholders.

On behalf of the shareholders, the financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). KPMG LLP has full and free access to the Audit Committee.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Corporation in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Corporation’s management, including the Corporation’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. An evaluation was carried out under the supervision of and with the participation of the Corporation’s management, including the Corporation’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Corporation’s disclosure controls and procedures (as defined in rules adopted by the US Securities and Exchange Commission (“SEC”) and in National Instrument 52-109) as of December 31, 2013. Based on this evaluation, the Corporation’s Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of the end of the period covered by this report.

2013 Annual Report 25

Management’s Discussion and Analysis

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting as defined under rules adopted by the SEC and National Instrument 52-109 is a process designed by, or under the supervision of, the Corporation’s Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards. We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management has concluded that as of December 31, 2013, our internal control over financial reporting is effective. There were no changes throughout the year ended December 31, 2013 that materially affected or are reasonably likely to materially affect internal controls over financial reporting.

Internal control includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Corporation, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, provide reasonable assurance that receipts and expenditures are made only in accordance with authorization of management and the Board of Directors, and provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material impact on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2013, has been audited by KPMG LLP, the Corporation’s Independent Registered Public Accounting Firm, who also audited the Corporation’s Consolidated Financial Statements as at and for the year ended December 31, 2013.

Rob MacLean	Anthony Lam
Chief Executive Officer	Chief Financial Officer

26 Points International Ltd.

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To Shareholders of Points International Ltd.,

We have audited the accompanying consolidated financial statements of Points International Ltd., which comprise the consolidated balance sheets as at December 31, 2013 and December 31, 2012, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Points International Ltd. as at December 31, 2013 and December 31, 2012, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 5, 2014 expressed an unqualified (unmodified) opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Professional Accountants, Licensed Public Accountants
March 5, 2014
Toronto, Canada

2013 Annual Report 27

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To Shareholders of Points International Ltd.,

We have audited Points International Ltd.’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Points International Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting in Management’s Discussion and Analysis for the year ended December 31, 2013. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Points International Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Points International Ltd. as at December 31, 2013 and December 31 2012, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2013 and December 31, 2012, and our report dated March 5, 2014 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Professional Accountants, Licensed Public Accountants
March 5, 2014
Toronto, Canada

28 Points International Ltd.

Consolidated Balance Sheets

Expressed in thousands of United States dollars

As at December 31	Note	2013	2012
ASSETS
Current assets
Cash and cash equivalents		$64,188	$45,108
Restricted cash	4	1,602	3,202
Funds receivable from payment processors		9,071	10,057
Security deposits		–	2,780
Accounts receivable	5	1,401	1,912
Prepaid expenses and other assets	6	2,210	940
Total current assets		$78,472	$63,999

Non-current assets
Property and equipment	7	2,092	2,207
Intangible assets	8	1,855	2,856
Goodwill	9	2,580	2,580
Deferred tax assets	11	5,966	6,485
Long-term Investment	26	3,500	–
Other assets	10	547	617
Total non-current assets		$16,540	$14,745
Total assets		$95,012	$78,744

LIABILITIES
Current liabilities
Accounts payables and accrued liabilities		4,783	4,673
Payable to loyalty program partners		56,111	44,912
Current portion of other liabilities	12	1,134	594
Total current liabilities		$62,028	$50,179

Non-current liabilities
Other liabilities	12	437	738
Total non-current liabilities		$437	$738

Total liabilities		$62,465	$50,917

SHAREHOLDERS’ EQUITY
Share capital	13	58,693	57,564
Contributed surplus	16	10,381	10,105
Accumulated other comprehensive loss		(345)	(54)
Accumulated deficit		(36,182)	(39,788)
Total shareholders’ equity		$32,547	$27,827
Total liabilities and shareholders’ equity		$95,012	$78,744

The accompanying notes are an integral part of these consolidated financial statements.

APPROVED ON BEHALF OF THE BOARD:

/s/ Bernay Box, Chairman	/s/ Robert MacLean, Director and Chief Executive Officer

2013 Annual Report 29

Consolidated Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts

For the year ended December 31	Note	2013	2012

REVENUE
Principal		$193,880	$129,859
Other partner revenue		8,431	9,617
Interest		59	33
Total Revenue		$202,370	$139,509

EXPENSES
Direct cost of principal revenue		169,266	110,949
Employment costs		18,934	15,368
Marketing & communications		1,066	1,520
Technology services		1,013	677
Depreciation and amortization		3,285	2,803
Foreign exchange gain		(123)	(68)
Operating expenses	17	4,657	4,664
Impairment of long-lived assets		–	110
Total Expenses		$198,098	$136,023

OPERATING INCOME		$4,272	$3,486

Interest and other income		–	(7)
OPERATING INCOME BEFORE INCOME TAXES		$4,272	$3,493

Income tax expense (recovery)	11	666	(4,769)
NET INCOME		$3,606	$8,262

OTHER COMPREHENSIVE LOSS
Items that will subsequently be reclassified to profit or loss:
Gain (loss) on foreign exchange derivatives designated as cash flow hedges, net of income tax recovery of $222 (2012: expense of $41)		(616)	113
Reclassification to net income of loss (gain) on foreign exchange derivatives designated as cash flow hedges, net of income tax recovery $117 (2012: expense of $75)		325	(210)

Other comprehensive loss for the year, net of income tax		$(291)	$(97)

TOTAL COMPREHENSIVE INCOME		$3,315	$8,165

EARNINGS PER SHARE
Basic earnings per share	14	$0.24	$0.55
Diluted earnings per share	14	$0.23	$0.54

The accompanying notes are an integral part of these consolidated financial statements.

30 Points International Ltd.

Consolidated Statements of Changes in Equity

	Attributable to equity holders of the Company
Expressed in thousands of United States dollars	Share	Contributed	Total	Unrealized	Accumulated	Accumulated	Total
	Capital	Surplus	Capital	gains/(losses)	other	deficit	shareholders’
				on cash	comprehensive		equity
				flow hedges	(loss) income
Balance at December 31, 2012	$57,564	$10,105	$67,669	$(54)	$(54)	$(39,788)	$27,827
Net income	–	–	–	–	–	3,606	3,606
Other comprehensive loss	–	–	–	(291)	(291)	–	(291)
Total comprehensive income	–	–	–	(291)	(291)	3,606	3,315
Effect of share option compensation plan	–	767	767	–	–	–	767
Effect of RSU compensation plan	–	497	497	–	–	–	497
Share issuances	1,724	(988)	736	–	–	–	736
Share capital held in trust	(595)	–	(595)	–	–	–	(595)
Balance at December 31, 2013	$58,693	$10,381	$69,074	$(345)	$(345)	$(36,182)	$32,547

Balance at December 31, 2011	$57,378	$9,671	$67,049	$43	$43	$(48,050)	$19,042
Net Income	–	–	–	–	–	8,262	8,262
Other comprehensive loss	–	–	–	(97)	(97)	–	(97)
Total comprehensive income	–	–	–	(97)	(97)	8,262	8,165
Effect of share option compensation plan	–	607	607	–	–	–	607
Effect of RSU compensation plan	–	256	256	–	–	–	256
Share issuances	1,146	(429)	717	–	–	–	717
Share capital held in trust	(960)	–	(960)	–	–	–	(960)
Balance at December 31, 2012	$57,564	$10,105	$67,669	$(54)	$(54)	$(39,788)	$27,827

The accompanying notes are an integral part of these consolidated financial statements.

2013 Annual Report 31

Consolidated Statements of Cash Flows

Expressed in thousands of United States dollars

For the year ended December 31	Note	2013	2012

Cash flows from operating activities
Net income for the year		$3,606	$8,262
Adjustments for:
Depreciation of property and equipment		1,094	583
Amortization of intangible assets		2,191	2,220
Unrealized foreign exchange loss		282	227
Equity-settled share-based payment transactions	15	1,264	863
Deferred income tax (recovery) expense		624	(4,876)
Impairment of long-lived assets		–	110
Unrealized net gain/loss on derivative contracts designated as cash flow hedges		(396)	(131)
Changes in non-cash balances related to operations	22	14,625	6,748
Net cash provided by operating activities		$23,290	$14,006

Cash flows from investing activities
Acquisition of property and equipment		(980)	(1,078)
Additions to intangible assets		(1,190)	(620)
Long-term Investment	26	(3,500)	–
Changes in restricted cash		1,575	(1,575)
Net cash used in investing activities		$(4,095)	$(3,273)

Cash flows from financing activities
Proceeds from exercise of share options		736	717
Share purchases		(595)	(960)
Net cash (used in) provided by financing activities		$141	$(243)

Net increase in cash and cash equivalents		$19,336	$10,490
Cash and cash equivalents at beginning of the year		45,108	$34,853
Effect of exchange rate fluctuations on cash held		(256)	(235)
Cash and cash equivalents at end of the year		$64,188	$45,108

Interest Received		$61	$31
Interest Paid		$–	$(7)

Taxes Received		$17	$–
Taxes Paid		$(60)	$(5)

Amounts paid and received for interest were reflected as operating cash flows in the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

32 Points International Ltd.

Notes to the Consolidated Financial Statements

1.	REPORTING ENTITY

Points International Ltd. (the “Corporation”) is a company domiciled in Canada. The address of the Corporation’s registered office is 171 John Street, 5th Floor, Toronto, ON, Canada M5T 1X3. The consolidated financial statements of the Corporation as at and for the year ended December 31, 2013 comprise the Corporation and its wholly-owned subsidiaries, Points International (US) Ltd., Points International (UK) Ltd., and Points.com Inc.

The Corporation operates in one segment, providing web-based solutions to the loyalty program industry. The range of e-commerce services include the retailing and wholesaling of loyalty program currencies, a range of additional e-commerce products that enhance either the loyalty program’s consumer offering or its back-end operations, and management of an online consumer-focused loyalty points management web-portal. The Corporation’s operations are moderately influenced by seasonality. Historically, revenues are highest in the fourth quarter in each year as redemption volumes and promotional activity typically peak at this time.

The consolidated financial statements of the Corporation as at and for the year ended December 31, 2012 are available at www.sedar.com or www.sec.gov.

2.	BASIS OF PREPARATION

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

The consolidated financial statements were authorized for issue by the Board of Directors on March 5, 2014.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for derivative financial instruments and non-derivative financial instruments at fair value through profit or loss, which are measured at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)	Functional and presentation currency

These consolidated financial statements are presented in US dollars (USD), which is the Corporation’s functional currency. Each of the Corporation’s wholly-owned subsidiaries determines its own functional currency, which is also USD, and items included in the financial statements of each subsidiary are measured using that functional currency (USD). All financial information presented in USD has been rounded to the nearest thousand, except when otherwise indicated.

(d)	Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

On an ongoing basis, the Corporation has applied judgements in the following areas: provisions for doubtful accounts, revenue recognition, lease classification and the valuation of goodwill, intangible assets, property and equipment and long-term investment. The Corporation bases its judgements on consideration of all facts and circumstances surrounding financial statement items and transactions relating thereto

On an ongoing basis, the Corporation has applied estimates and assumptions in the following areas: the provisions for transaction losses (credit card chargebacks), recognition of deferred tax assets and share-based payments. Estimates are based on historical experience adjusted as appropriate for current circumstances and on various other assumptions that it believes to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The key judgements, estimates and assumptions made in applying accounting policies that have the most significant effect on the amounts recognized in these consolidated financial statements are as follows:

2013 Annual Report 33

Notes to the Consolidated Financial Statements

(i)	Revenue Recognition and Presentation

Presentation: gross versus net

When deciding the most appropriate basis for presenting revenue or direct costs of revenue, both the legal form and substance of the agreement between the Corporation and its business partners are reviewed to determine each party’s respective role in the transaction. This determination requires the exercise of judgment and management usually considers whether:

•	The Corporation has primary responsibility for providing the goods and services to the customer or for fulfilling the orders;
•	The Corporation has inventory risk before or after the customer order, during shipping or on return;
•	The Corporation has discretion in establishing prices (directly or indirectly);
•	The Corporation bears the customer’s credit risk for the amount receivable from the customer;
•	The Corporation modifies the product or performs part of the services;
•	The Corporation has discretion in selecting the supplier used to fulfill an order; or
•	The Corporation is involved in determining product or service specifications.

Where the Corporation’s role in a transaction is that of a principal, revenue is recognized on a gross basis. Under the principal revenue model, the gross value of the transaction billed to the customer is recognized as revenue by the Corporation and the costs incurred to purchase the points or miles sold in this transaction are recognized separately as direct cost of principal revenue.

Where the Corporation’s role in a transaction is that of an agent, revenue is recognized on a net basis with revenue representing the margin earned.

Arrangements with multiple components

In revenue arrangements including delivery of more than one product or service (separately identifiable components), each identifiable component is a separate unit of accounting and the arrangement consideration is allocated to each unit of accounting based on its relative fair value.

Determining the fair value of each component can require complex estimates due to the nature of the goods and services provided. The Corporation generally determines the fair value of individual elements based on the price when the element is sold on a stand-alone basis.

(ii)	Recognition of Deferred Tax Assets

The recognition of deferred tax assets is based upon whether it is probable that sufficient and suitable taxable profits will be available in the future or whether taxable temporary differences will reverse such that deferred tax assets can be utilized. Recognition therefore involves a degree of estimation and judgement regarding the future financial performance or the timing of the reversed deferred tax liabilities of the particular legal entity in which the deferred tax assets have been recognized.

(iii)	Goodwill

The amount of goodwill initially recognized as a result of a business combination is dependent on the allocation of the purchase price to the fair value of the identifiable assets acquired and the liabilities assumed. The determination of the fair value of the assets and liabilities is based, to a considerable extent, on management’s judgement and estimates that use inputs that may not be readily observable.

Allocation of the purchase price affects the results of the Corporation as finite lived intangible assets are amortized, whereas indefinite lived intangible assets, including goodwill, are not amortized and could result in differing amortization charges based on the allocation to indefinite lived and finite lived intangible assets.

The Corporation tests goodwill for impairment annually to determine whether the carrying value exceeds the recoverable amount. In calculating the value in use of a cash generating unit (CGU), i.e. the net present value of the future cash flows associated with the CGU, certain assumptions are required to be made by management in respect of highly uncertain matters which require judgement. These include the anticipated cash flows from the specific partner relationships, the likelihood that these partners will renew existing contracts and enter into new product arrangements with the Corporation in the future, annual growth assumptions, and the selection of an appropriate discount rate. Management prepares forecasts that assess the specific risks related to each individual partner relationship separately and are used in determining the value in use of the CGUs to which goodwill has been allocated.

(iv)	Estimation of useful life

Finite lived intangible assets

Finite lived intangible assets consist of the Corporation’s aggregate amounts spent on internal use software development costs. The relative size of the Corporation’s intangible assets, excluding goodwill, makes the judgements surrounding the estimated useful lives critical to the Corporation’s financial position and performance.

34 Points International Ltd.

Notes to the Consolidated Financial Statements

The useful life used to amortize internal use software development costs relates to the future performance of the assets and management’s judgement of the period over which economic benefit will be derived from the assets. The useful life is determined by management and is regularly reviewed for appropriateness. The amortization of Corporation’s finite lived intangible assets begins when the assets are available for use.

The useful life is based on historical experience with similar development costs as well as anticipation of future events which may impact their life such as changes in technology. Historically, changes in useful lives have not resulted in material changes to the Corporation’s amortization charge.

Property and equipment

Property and equipment also represent a significant proportion of the non-current assets of the Corporation. Therefore, the estimates and assumptions made to determine their carrying value and related depreciation are critical to the Corporation’s financial position and performance.

The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. Increasing an asset’s expected life or its residual value would result in a reduced depreciation charge in the consolidated statements of comprehensive income. The useful lives and residual values of the Corporation’s assets are determined by management at the time the asset is acquired and reviewed annually for appropriateness. The useful lives are based on historical experience with similar assets as well as anticipation of future events which may impact their life such as changes in technology. Historically, changes in useful lives and residual values have not resulted in material changes to the Corporation’s depreciation charge.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements. The accounting policies have been applied consistently by the Corporation and its subsidiaries. In addition, the Corporation adopted the following accounting pronouncements, which are effective for the Corporation’s annual consolidated financial statements commencing January 1, 2013.

IFRS 10, Consolidated Financial Statements
In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”). IFRS 10, which replaces the consolidation requirements of SIC-12 Consolidation-Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. There was no impact to the Corporation’s consolidated financial statements upon adoption.

IFRS 13, Fair Value Measurement
In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”). IFRS 13 replaces the fair value guidance contained in individual IFRS with a single source of fair value measurement guidance. The standard also requires disclosures that enable users to assess the methods and inputs used to develop fair value measurements. There was no measurement impact to the Corporation’s consolidated financial statements upon adoption.

IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income
In June 2011, the IASB published amendments to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income, which requires that an entity present separately the items of OCI that may be reclassified to profit or loss in the future from those that would never be reclassified to profit or loss. The Corporation has reflected this in the Consolidated Statement of Comprehensive Income.

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Corporation and all its wholly-owned subsidiaries.

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

(b)	Revenue recognition

The Corporation’s revenue is categorized as principal, other partner revenue, and interest and is generated through the sale of loyalty currencies and through the technology and marketing services provided to loyalty program partners and their customers. Revenue is measured at the fair value of the consideration received or receivable.

2013 Annual Report 35

Notes to the Consolidated Financial Statements

When deciding the most appropriate basis for presenting revenue, both the legal form and substance of the agreement between the Corporation and its business partners are reviewed to determine each party’s respective role in the transaction. Where the Corporation’s role in a transaction is that of a principal, revenue is recognized on a gross basis. Where the Corporation’s role in a transaction is that of an agent, revenue is recognized on a net basis with revenue representing the margin earned. For additional details on the criteria used by management in making this assessment, refer to Note 2(d)(i).

Revenue from the rendering of services is recognized when the following criteria are met:

•	The amount of revenue can be measured reliably;
•	The stage of completion can be measured reliably;
•	The receipt of economic benefits is probable; and
•	Costs incurred and to be incurred are identifiable and can be measured reliably.

Revenue from the sale of loyalty currencies is recognized when the following criteria are met:

•	The risks and rewards of ownership, including managerial involvement, have transferred to the buyer;
•	The amount of revenue can be measured reliably;
•	The receipt of economic benefits is probable; and
•	Costs incurred or to be incurred are identifiable and can be measured reliably.

The Corporation’s revenue has been categorized as follows:

Principal Revenue

Principal revenue groups together several streams of revenue that the Corporation realizes in delivering services to various loyalty programs. The following is a list of revenue streams and the related revenue recognition policy.

(i)

Reseller revenue is a type of transactional revenue that is realized when the Corporation takes a principal role in the retailing, wholesaling and/ or transferring of loyalty currency for loyalty program partners. The Corporation’s role as the principal in the transaction is determined by the contractual arrangement in place with the loyalty program partner. In this instance, the Corporation has a substantive level of responsibility with respect to operations, marketing, pricing and commercial transaction support and is the primary obligor in the arrangement. In addition, the Corporation may assume substantive credit and/or inventory risk with each transaction processed. Revenue earned as reseller revenue is recorded on a gross basis. Related costs are recorded as part of direct costs of principal revenue.

(ii)

Technical design and development work is performed at the commencement of a business relationship with a loyalty program partner. The majority of the technical design and development fees relate to up- front charges to cover the Corporation’s cost of setting up the loyalty program web interface and customizing the look and feel of the site to that of the loyalty program partner. Once the loyalty program partner website is functional, end consumers are able to transact on the site which gives rise to transactional revenue for the term of the contract. These technical design and development fees are recorded as multiple component arrangements. When a single sales transaction requires the delivery of more than one product or service (separately identifiable components), the revenue recognition criteria are applied to the separately identifiable components. A component is considered to be separately identifiable if the product or service delivered has stand-alone value to the customer and the fair value associated with the product or service can be measured reliably. Management believes that the technical design and development work does not have stand alone value to the program partner, and as such, this revenue is deferred, along with direct related costs to the extent there is deferred revenue, and recognized over the term of the contract, which approximates the period of expected benefit.

(iii)

Customized technical design service fees are also charged to loyalty program partners who require custom programming or web-design work that is not tied to an ongoing stream of revenue. This revenue is distinct from any other existing agreement and the delivered product has stand-alone value to the loyalty program partner. This revenue is recognized based on the percentage-of-completion at the end of each reporting period. In using the percentage-of-completion method, revenues are generally recorded based on the total hours incurred to date on a contract relative to the total estimated hours.

(iv)

Hosting fees are charged to certain loyalty program partners for the hosting of web-based services carried out by the Corporation. These fees are charged monthly to the loyalty program partners over the expected life of the agreement. Revenue is recognized on a monthly basis over the term of the contract as it approximates the period of expected benefit.

Other Partner Revenue

Other partner revenue is primarily a type of transactional revenue that is realized when the Corporation takes an agency role in the retailing, wholesaling and/or transferring of loyalty currency for loyalty program partners. The Corporation’s role as an agent in the transaction is determined by the contractual arrangement in place with the loyalty program partner. In this instance, the Corporation has a minimal level of responsibility with respect to operations, marketing, pricing and commercial transaction support. As well, the Corporation assumes minimal credit and inventory risk with each transaction processed. Revenue generated when the Corporation takes an agency role are recorded on a net basis. Other partner revenue also includes other revenue received from partners which are not transactional in nature but have been earned in the period, such as management fees charged to loyalty program partners who require custom marketing or non-technical solutions that are not covered by any other agreements with the Corporation.

36 Points International Ltd.

Notes to the Consolidated Financial Statements

Interest Revenue

Interest revenue is earned on funds invested in accordance with the Corporation’s Board approved Investment Policy. Interest revenue is recognized when earned on an accrual basis.

(c)	Foreign currency translation

The functional and presentation currency of the Corporation is the US dollars. Transactions in currencies other than the Corporation’s functional currency (foreign currency) are recognized at the average exchange rates during the specific period. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rates prevailing at that date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are retranslated to the functional currency at the exchange rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Foreign exchange gains and losses on monetary items are recognized in profit or loss; except for foreign currency derivatives designated in qualifying cash flow hedges, the fair values of which are deferred in accumulated other comprehensive income in shareholders’ equity; refer to Note 18.

(d)	Financial instruments

All financial assets and financial liabilities are recognized on the Corporation’s consolidated balance sheets when the Corporation becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are incremental and are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities measured at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets and liabilities are offset and the net amount presented in the balance sheets when, and only when, the Corporation has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(i)	Non-derivative financial assets

Non-derivative financial assets are comprised of the following: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets. All financial instruments are initially measured at fair value. Measurement in periods subsequent to initial recognition depends on the classification of the financial instrument.

The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. An interest in transferred financial assets that is created or retained by the Corporation is recognized as a separate asset or liability.

Financial assets measured at fair value through profit or loss (“FVTPL”)

A financial asset is measured at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if the Corporation manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Corporation’s documented risk management or investment strategy. This category is comprised of certain investments in equity and debt instruments, stand-alone derivatives, other than those designated as hedging items, and embedded derivatives requiring separation. Upon initial recognition attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. The Corporation currently does not have any financial assets measured at fair value through profit or loss.

Held-to-maturity financial assets

For debt securities that have fixed and determinable payments and fixed maturity, if the Corporation has the positive intent and ability to hold them to maturity, then such financial assets are classified as held-to- maturity. Held-to-maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses. Any sale or reclassification of a more than insignificant amount of held-to-maturity investments not close to their maturity would generally result in the reclassification of all held-to-maturity investments as available-for- sale, and prevent the Corporation from classifying investment securities as held-to-maturity for the current and the following two financial years. The Corporation currently does not have any held-to-maturity financial assets.

2013 Annual Report 37

Notes to the Consolidated Financial Statements

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. They arise principally through the provision of goods and services to customers (accounts receivable), but also incorporate other types of contractual monetary assets. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and assets that are not classified in any of the other categories. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale debt instruments, are recognized in other comprehensive income and presented within equity. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

(ii)	Non-derivative financial liabilities

Financial liabilities are recognized initially on the date on which the Corporation becomes a party to the contractual provisions of the instrument. The Corporation derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

The Corporation has the following non-derivative financial liabilities: accounts payable and accrued liabilities and payable to loyalty program partners. These financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

The Corporation’s non-derivative financial assets and liabilities are classified and measured as follows:

Asset/Liability	Category	Measurement
Cash and cash equivalents	Loans and receivables	Amortized cost
Restricted cash	Loans and receivables	Amortized cost
Funds receivable from payment processors	Loans and receivables	Amortized cost
Security deposits	Loans and receivables	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost
Long term investment	Available-for-sale financial assets	Fair value
Accounts payable and accrued liabilities	Non-derivative financial liabilities	Amortized cost
Payable to loyalty program partners	Non-derivative financial liabilities	Amortized cost

(iii)	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

(iv)	Derivative financial instruments, including hedge accounting

The Corporation holds derivative financial instruments to hedge its foreign currency risk exposures. These derivatives are designated in accounting hedge relationships and the Corporation applies cash flow hedge accounting. On initial designation of the hedge, the Corporation formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

The Corporation makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results (i.e. degree of offset) of each hedge are within a range of 80–125 percent. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

38 Points International Ltd.

Notes to the Consolidated Financial Statements

Cash flow hedges
The Corporation enters into foreign exchange forward contracts to reduce the foreign exchange risk with respect to the Canadian dollar and the EURO. The changes in fair value of hedging derivatives designated as cash flow hedges are recognized in other comprehensive income, except for any ineffective portion, which is recognized immediately in profit or loss. Gains and losses in accumulated other comprehensive income are reclassified to profit or loss in the same period as the corresponding hedged items affect profit or loss. The carrying amount of hedging derivatives designated in cash flow hedges that mature within one year is included in prepaid expenses and other assets and/or current portion of other liabilities.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity remains there until the forecasted transaction affects profit or loss. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

(e)	Cash and cash equivalents

Cash equivalents include highly liquid investments (term deposits) with maturities of three months or less at the date of purchase that are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes. Cash and cash equivalents are carried at amortized cost which approximates their fair value because of the short-term nature of the instruments.

(f)	Funds receivable from payment processors

Funds receivable from payment processors represent amounts collected from customers on behalf of the Corporation and are typically deposited directly to the Corporation’s bank account within three business days from the date of sale.

(g)	Security deposits

Security deposits are amounts held by the Corporation’s payment processors as collateral in accordance with the terms of the credit card processing agreements. This collateral balance is based on a percentage of the Corporation’s processing volume over the past six months.

(h)	Property and equipment

	(i)	Recognition and measurement

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The cost consists of the purchase price, and any costs directly attributable to bringing the asset to the location and condition for its intended use.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized within other income in profit or loss.

	(ii)	Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

Depreciation is recognized in profit or loss based on the estimated useful lives of the assets using the following methods and annual rates:

•	Furniture and fixtures	Straight-line over 5 years
•	Computer hardware	Straight-line over 3 years
•	Computer software	Straight-line over 3 years
•	Leasehold improvements	Straight-line over shorter of useful life or the lease term

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

(i)	Intangible assets

	(i)	Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is not amortized. The Corporation tests goodwill for impairment annually, at each year end, to determine whether the carrying value exceeds the recoverable amount, being the higher of fair value less costs to sell and value in use. If the carrying value cannot be recovered from future discounted cash flows, an appropriate amount will be charged to income as an impairment charge at that time.

2013 Annual Report 39

Notes to the Consolidated Financial Statements

(ii)	Internal use software development costs

Certain costs incurred in connection with the development of software to be used internally or for providing services to customers are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Development costs that are directly attributable to the design and testing of identifiable software products controlled by the Corporation are recognized as intangible assets when the following criteria are met:

•	It is technically feasible to complete the software product so that it will be available for use;
•	Management intends to complete the software product and use or sell it;
•	There is an ability to use or sell the software product;
•	It can be demonstrated how the software product will generate probable future economic benefits;
•	Adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and
•	The expenditure attributable to the software product during its development can be reliably measured.

Development costs that qualify for capitalization include both internal and external costs, but are limited to those that are directly related to the specific product. The capitalized development costs are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including costs incurred in the planning stage and operating stage and expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(iii)	Amortization

Amortization is calculated by allocating the cost of the intangible asset, or other amount substituted for cost, less its residual value over its useful life.

Registered trademarks have been determined to have an indefinite life and are therefore not amortized.

Internal use software development costs are amortized on a straight-line basis over 3 years.

Amortization methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

(j)	Impairment

In accordance with IAS 36, Impairment of Assets, the Corporation evaluates the carrying value of non-financial assets with finite lives whenever events or changes in circumstances indicate that a potential impairment has occurred. An impairment loss is considered to have occurred if the carrying value of an asset is not recoverable.

Impairment loss is recognized when and for the amount by which the asset’s/ CGU’s carrying value exceeds its recoverable amount. The recoverable amount is the higher of an asset’s/CGU’s fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

For the purposes of assessing impairment, assets that do not generate independent cash inflows are grouped at the lowest level for which there are separately identifiable cash inflows – i.e. cash generating units or CGUs. CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination.

Long-lived assets that are not amortized and goodwill are subject to an annual impairment assessment, and the recoverable amount is estimated each year at the same time. If the recoverable amount of the group of CGUs to which goodwill has been allocated is less than the carrying amount of the group of CGUs, including goodwill, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGUs and then to the other assets of the CGUs pro-rata on the basis of the carrying amount of each asset in the CGUs.

The Corporation evaluates impairment losses for potential reversals, other than goodwill impairment, when events or changes in circumstances warrant such consideration. Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, provided that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

40 Points International Ltd.

Notes to the Consolidated Financial Statements

(k)	Share-based payment transactions

Employees

The Corporation has two share-based compensation plans for its employees: a share option plan and a share unit plan.

The share option plan allows directors, officers and employees to acquire shares of the Corporation through the exercise of share options granted by the Corporation. Options generally vest over a period of three years. The maximum term of an option is five years from the date of grant. For options with graded vesting, each tranche in an award is considered a separate grant with a different vesting date, expected life and fair value. The fair value of each tranche is recognized into profit or loss over its respective vesting period. The fair value of each tranche is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, expected volatility of the Corporation’s stock, and a weighted average expected life of the options. Any consideration paid on the exercise of share options is added to share capital along with the related portion previously added to contributed surplus when the compensation costs were charged to profit or loss.

Under the share unit plan, the Corporation grants Restricted Share Units (RSUs) and Performance Share Units (PSUs) to its employees. The RSUs vest either over a period of three years or in full on the third anniversary of the grant date. The fair value of a RSU, defined as the volume weighted average trading price per share on the stock exchange during the immediately preceding five trading days, is recognized over the RSU’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus. Under the share unit plan, share units can be settled in cash or shares at the Corporation’s discretion. The Corporation intends to settle all share units in equity at the end of the vesting period.

For performance share units, the estimated fair value of the share-based awards that are ultimately expected to vest based on performance-related conditions, as well as the options that are expected to vest based on future service, are recorded over each award’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus. In determining the number of awards that are expected to vest, the Corporation takes into account voluntary termination behaviour as well as trends of actual forfeitures.

Non employees

For share based compensation issued to non employees, the Corporation recognizes an asset or expense based on the fair value of the good or service received from non-employees.

(l)	Deferred costs

In relation to the Corporation’s technology design and development revenue involving revenue arrangements with separately identifiable components (see Note 3(b)(ii)), the Corporation incurs direct upfront contract initiation costs associated with the website application design and development. Deferred costs relating to the revenue streams are deferred to the extent of the deferred revenue. These costs are deferred and amortized over the expected life of the agreement. The current portion of deferred costs is included in prepaid expenses and other assets whereas the non-current portion of deferred costs is included in other assets.

(m)	Payable to loyalty program partners

Payable to loyalty program partners includes amounts owing to these partners for loyalty currency purchased by the Corporation as a principal or as an agent collected through e-commerce services for retailing, wholesaling and other loyalty currency services transactions with end users.

(n)	Deferred revenue

Deferred revenue includes proceeds received in advance for technology design and development work and is deferred and recognized over the expected life of the partner agreement (see Note 3(b)(ii)). Deferred revenue also includes proceeds received by the Corporation for the sale of mileage codes that can be redeemed for multiple loyalty program currencies at a later date. Revenue from the sale of these mileage codes is recognized upon redemption. Deferred revenue is included in other liabilities.

(o)	Lease inducements

On signing the office lease, the Corporation received lease inducements from the landlord including a rent-free period of six months and a tenant improvement allowance based on square footage of rentable area of the premises. Lease inducements are amortized to rent expense on a straight-line basis over the term of the lease. Lease inducements are included in other liabilities.

(p)	Income taxes

Income tax expenses comprise current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current taxes are the expected taxes payable or receivable on the taxable income or loss for the period, using tax rates substantively enacted at the reporting date, and any adjustment to taxes payable in respect of previous years.

2013 Annual Report 41

Notes to the Consolidated Financial Statements

Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
•	temporary differences related to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and
•	taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets and liabilities are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been substantively enacted by the reporting date.

In determining the amount of current and deferred tax, the Corporation takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Corporation believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Corporation to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(q)	Earnings per share (“EPS”)

The Corporation presents basic and diluted earnings per share data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Corporation by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

(r)	Segment reporting

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation’s other components. All operating segments’ operating results are reviewed regularly to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. The Corporation operates in a single reportable operating segment – the portfolio of technology solutions to the loyalty program industry.

(s)	New standards and interpretations not yet adopted

International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”), was issued in November 2009. It addresses classification and measurement of financial assets and replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. The Standard eliminates the existing IAS 39 categories of held to maturity, available-for-sale and loans and receivables and financial assets will be classified into one of two categories on initial recognition: amortized cost or fair value. IFRS 9 (2010) supersedes IFRS 9 (2009). IFRS 9 (2010) added guidance to IFRS 9 (2009) on the classification and measurement of financial liabilities. The IASB tentatively decided to defer the mandatory effective date of IFRS 9 and that the mandatory effective date should be left open pending the finalization of the impairment and classification and measurement requirements. The extent of the impact of adoption of IFRS 9 (2010) has not yet been determined.

4.	RESTRICTED CASH

Restricted cash of $1,602 (2012 – $3,202) is held primarily as collateral for commercial letters of credit issued in the normal course of business. In 2012, restricted cash included a letter of credit in the amount of $1,575 in connection with the China Rewards investment. The letter of credit was cancelled upon the completion of the second tranche of the investment during 2013.

5.	ACCOUNTS RECEIVABLE

The Corporation’s accounts receivable are comprised mainly of amounts owing to the Corporation by loyalty program partners for transactions carried out on the Points.com website and for amounts charged with respect to the loyalty program sign-up and technology design and development fees. The amount is presented net of an allowance for doubtful accounts. Accounts receivable are comprised of:

42 Points International Ltd.

Notes to the Consolidated Financial Statements

	2013	2012
Accounts receivable	$1,414	$1,968
Allowance for doubtful accounts	(13)	(56)
Balance	$1,401	$1,912

The Corporation’s exposure to credit and currency risks related to accounts receivable is disclosed in Note 18.

6.	PREPAID EXPENSES AND OTHER ASSETS

	2013	2012
Prepaid expenses	$2,161	$589
Forward exchange contracts designated as cash flow hedges	–	41
Current portion of deferred costs	49	60
Short-term loan receivable (Note 26)	–	250
Balance	$2,210	$940

7.	PROPERTY AND EQUIPMENT

	Computer	Computer	Furniture	Leasehold
	Hardware	Software	& Fixtures	Improvements	Total
Cost
Balance at January 1, 2012	$993	$873	$517	$1,006	$3,389
Additions	360	349	175	194	1,078
Balance at December 31, 2012	$1,353	$1,222	$692	$1,200	$4,467

Balance at January 1, 2013	1,353	1,222	692	1,200	4,467
Additions	518	288	56	117	979
Balance at December 31, 2013	$1,871	$1,510	$748	$1,317	$5,446

Depreciation and impairment losses
Balance at January 1, 2012	539	652	280	206	1,677
Depreciation for the year	220	145	66	152	583
Balance at December 31, 2012 $	759	$797	$346	$358	$2,260

Balance at January 1, 2013	759	797	346	358	2,260
Depreciation for the year	475	260	151	208	1,094
Balance at December 31, 2013	$1,234	$1,057	$497	$566	$3,354

Carrying amounts
At December 31, 2012	$594	$425	$346	$842	$2,207
At December 31, 2013	$637	$453	$251	$751	$2,092

8.	INTANGIBLE ASSETS

			Internal use
			software
			development
	Trademarks(1)	Patents(2)	costs	Total
Cost
Balance at January 1, 2012	$97	$–	$7,852	$7,949
Additions	12	–	608	620
Impairments / Write-offs	–	–	(384)	(384)
Balance at December 31, 2012	$109	–	$8,076	$8,185

Balance at January 1, 2013	$109	–	$8,076	$8,185
Additions	13	20	1,157	1,190
Impairments / Write-offs	–	–	–	–
Balance at December 31, 2013	$122	$20	$9,233	$9,375

Amortization and impairment losses
Balance at January 1, 2012	$–	$–	$3,383	$3,383
Amortization for the year	–	–	2,220	2,220
Impairments / Write-offs	–	–	(274)	(274)
Balance at December 31, 2012	–	–	$5,329	$5,329

Balance at January 1, 2013	–	–	$5,329	$5,329
Amortization for the year	–	–	2,191	2,191
Impairments / Write-offs	–	–	–	–
Balance at December 31, 2013	–	–	$7,520	$7,520

Carrying amounts
At December 31, 2012	$109	–	$2,747	$2,856
At December 31, 2013	$122	$20	$1,713	$1,855

(1)	Trademarks are deemed to have an indefinite useful life, and are therefore not amortized.
(2)	Patents are deemed to have an indefinite useful life, and are therefore not amortized.

During the year ended December 31, 2013, an amount of $1,388 was recognized as research and development expenses (2012: $1,106).

Impairment loss

During 2013, the Corporation recorded no impairment charge. During 2012, the Corporation recorded a charge of $110 related to certain website development and technology assets related to technical assets which the Corporation is no longer utilizing. The impairment charge is included in impairment of long-lived assets in the consolidated statements of comprehensive income.

2013 Annual Report 43

Notes to the Consolidated Financial Statements

9.	GOODWILL

On March 31, 2004, the Corporation acquired substantially all of the business assets of MilePoint, Inc., a loyalty program technology provider and operator. Goodwill arising from the MilePoint acquisition amounted to $4,205. Separate from goodwill, at the time of the acquisition, fair values were assigned to the contracts in place with the loyalty program partners acquired at the time of the MilePoint acquisition. The resulting intangible assets were amortized over the respective lives of the individual contracts, all of which have since lapsed and have been amortized into income prior to January 1, 2010. Upon conversion to IFRS, an impairment analysis was performed on the carrying value of goodwill arising from the MilePoint acquisition.

The CGUs to which goodwill has been allocated are the specific partner relationships acquired in the Milepoint acquisition. Management monitors goodwill for these CGUs as a group. Since there are no recent sale agreements for the Corporation’s CGUs to which goodwill has been allocated and management believes that fair value less costs to sell is not otherwise reliably measurable for this group of CGUs, the Corporation employed the value in use method for calculating the estimated recoverable amount for this group of CGUs. The estimated future cash flows from the specific partner relationships which make up the group of CGUs were used to measure the estimated recoverable amount, represented by the products in place at the assessment date and management’s probability weighted expectation of additional products that are expected to be sold to these partners in the future.

As of the date of transition to IFRS, the Corporation determined that the carrying value of the group of CGUs to which goodwill has been allocated was greater than their recoverable amount. Accordingly, an impairment loss of $1,625 was recognized in retained earnings and allocated as a reduction to the carrying value of the goodwill allocated to this group of CGUs as of January 1, 2010.

Impairment testing for cash-generating units containing goodwill as at December 31, 2013

The value of the partner relationships extends past the initial contracts in place at the time of the acquisition, as contract renewals have been signed with certain former MilePoint partners and certain new products have been successfully sold to those partners resulting in additional revenue streams. These cash flows from these partner relationships have been used to measure the value in use for the group of CGUs for purpose of goodwill impairment assessment. The cash flows are approximated by their contribution margins quantified over the next three years and supplemented by a terminal value estimate. The cash flows from these product offerings to the partners acquired in the MilePoint acquisition are largely independent of other cash inflows since they are supported by specific contractual arrangements and the individual partner relationships which are separable from the business. As at December 31, 2013, the carrying amount of the CGUs to which goodwill has been allocated to was determined to be lower than its recoverable amount and no impairment loss was recognized. The calculation of the value in use was based on the following key assumptions:

•

Cash flows were projected based on the length of the current contract with the respective partners, probability of contract renewal in each of the subsequent years, historical operating results for each product, and product specific growth rates for various products.

•	Pre-tax discount rate of 7.75% was applied in determining the recoverable amount of the CGUs as at December 31, 2013. The discount rate was estimated based on market conditions at assessment date.
•

Cash flows for each partner relationship were taken from the most recent financial plan, which represented management’s best estimate of the financial performance for each partnership. The values assigned to each partnership beyond 2014 were based on management’s assessment of the likelihood of renewal of the individual partnership and the specific products offered to each partner.

The values assigned to the key assumptions represent management’s assessment of future trends in the loyalty industry and are based on both external sources and internal sources (historical data).

10.	OTHER ASSETS

Other assets of $547 (2012 – $617) include the non-current portion of certain loyalty reward currencies held by the Corporation that are used in Points.com promotional activities and the non-current portion of the deferred costs. The current portion of these assets is recorded in prepaid expenses and other assets.

11.	INCOME TAXES

	2013	2012
Current Tax Expense
Current year	$42	$98
	$42	$98

	2013	2012
Deferred Tax Expense (Recovery)
Current year movement in recognized temporary differences and losses	1,297	–
Recognition of previously unrecognized tax losses	–	(4,171)
Recognition of previously unrecognized deductible temporary difference	–	(696)
Utilization of previously unrecognized tax credits	(673)	–
	$624	$(4,867)

Total income tax expense (recovery)	$666	$(4,769)

44 Points International Ltd.

Notes to the Consolidated Financial Statements

Income tax recognized in other comprehensive income

For the year ended
December 31,			2013			2012
In thousands of US dollars	Before	Tax	Net of	Before	Tax	Net of
	tax	benefit	tax	tax	benefit	tax

Loss on foreign exchange derivatives designated as cash flow hedges	$(838)	$222	$(616)	$154	$(41)	$113

Reclassification to net income of loss on foreign exchange derivatives designated as cash flow hedges	442	(117)	325	(285)	75	(210)
	$(396)	$105	$(291)	$(131)	$34	$(97)

Reconciliation of effective tax rate

The total provision for income taxes differs from that amount which would be computed by applying the Canadian federal income tax rate to the income before provision for income taxes. The reasons for these differences are as follows:

	2013	2012
Income tax expense at statutory rate 26.5% (2012 – 26.5%)	$1,132	$925
Increase (decrease) in taxes resulting from:
Utilization of previously unrecognized losses	–	(1,145)
Tax cost of non-deductible items	223	247
Recognition of previously unrecognized temporary differences	–	(696)
Utilization of previously unrecognized tax credits	(673)	–
Recognition of previously unrecognized tax losses	–	(4,171)
Other differences	(16)	71
Income tax expense (recovery)	$666	$(4,769)

Recognized deferred tax assets

Deferred tax assets/(liabilities) are attributable to the following:

	Assets		Liabilities		Net
In thousands of US dollars	2013	2012	2013	2012	2013	2012

Property and equipment	$3,581	$–	$–	$(295)	$3,581	$(295)
Forward exchange contracts	108	3	–	–	108	3
Intangibles	1,048	995	–	(4)	1,048	991
Reserves	17	–	–	–	17	–
RSU	149	–	–	–	149	–
Tax losses	1,063	5,786	–	–	1,063	5,786
Deferred tax assets (liabilities)	$5,966	$6,784	$–	$(299)	$5,966	$6,485
Offset	–	(299)	–	299	–	–
Deferred tax assets	$5,966	$6,485	$–	$–	$5,966	$6,485

Unrecognized deferred tax assets and liabilities

Deferred tax assets have not been recognized in respect of the following items because it is not probable that future taxable profit will be available against which the Corporation can utilize the benefits therefrom.

Deferred tax assets and liabilities have not been recognized in respect of the following items:

	2013	2012
Tax losses	$723	$745
Net deferred tax asset	$723	$745

In 2012, the tax benefit associated with the remaining previously unrecognized deferred tax assets in Canada was recognized by Management. Based on financial forecasts, Management has assessed that it is probable that the remaining benefit from these assets would be utilized.

The Corporation has non capital loss carryforwards in Canada for income tax purposes in the amount of approximately $4,011. The losses may be used to reduce future years’ taxable income and expire approximately as follows:

Total
2015	$280
2026 – 2031	3,731
Total	$4,011

2013 Annual Report 45

Notes to the Consolidated Financial Statements

In addition, the Corporation has capital losses of $5,456 (2012 – $5,620) which can be carried forward indefinitely and are not included as part of the deferred tax asset.

12.	OTHER LIABILITIES

	2013	2012
Forward exchange contracts designated as cash flow hedges	$445	$90
Current portion of lease inducements	122	111
Current portion of deferred revenue	567	393
Current portion of other liabilities	$1,134	$594

Non-current portion of lease inducements	346	468
Non-current portion of deferred revenue	91	270
Other liabilities	$437	$738

13.	CAPITAL AND OTHER COMPONENTS OF EQUITY

Authorized with no Par Value
Unlimited common shares Unlimited preferred shares

Issued
The balance of capital stock is summarized as follows (all amounts in US dollars unless otherwise noted):

Common shares	Number	Amount
Balance December 31, 2012	15,168,239	$57,564
Exercise of stock options(1)	191,664	1,631
Share capital held in trust(2)	–	(502)
Balance December 31, 2013	15,359,903	$58,693

Common shares	Number	Amount
Balance December 31, 2011	15,071,838	$57,378
Exercise of stock options	96,401	1,146
Share capital held in trust	–	(960)
Balance December 31, 2012	15,168,239	$57,564

(1)

84 options previously issued to employees were exercised at CAD$3.70 per share. 500 options previously issued to employees were exercised at CAD$4.10 per share. 100,583 options previously issued to employees were exercised at CAD$4.60 per share. However, only 88,988 common shares which equaled the in-the-money value divided by the last closing price of the common shares on the Toronto Stock Exchange, were issued. 500 options previously issued to employees were exercised at CAD$4.90 per share. 3,000 options previously issued to employees were exercised at CAD$5.00 per share. 333 options previously issued to employees were exercised at CAD$5.30 per share. 4,000 options previously issued to employees were exercised at CAD$6.00 per share. 10,084 options previously issued to employees were exercised at CAD$7.00 per share. 1,000 options previously issued to employees were exercised at CAD$7.80 per share. 61,339 options previously issued to employees were exercised at CAD$9.00 per share. However, only 39,353 common shares, which equaled the in-the-money value divided by the last closing price of the common shares on the Toronto Stock Exchange, were issued. 166 options previously issued to employees were exercised at CAD$9.02 per share. 10,183 options previously issued to employees were exercised at CAD$9.74 per share. However, only 7,407 common shares, which equaled the in-the-money value divided by the last closing price of the common shares on the Toronto Stock Exchange, were issued. 166 options previously issued to employees were exercised at CAD$9.86 per share 742 options previously issued to employees were exercised at CAD$10.64 per share 1,250 options previously issued to employees were exercised at CAD$10.70 per share 18,901 options previously issued to employees were exercised at CAD$11.04 per share. However, only 16,303 common shares, which equaled the in-the-money value divided by the last closing price of the common shares on the Toronto Stock Exchange, were issued. 1,238 options previously issued to employees were exercised at CAD$12.49 per share 45,250 options previously issued to employees were exercised at CAD$18.10 per share. However, only 16,550 common shares, which equaled the in-the-money value divided by the last closing price of the common shares on the Toronto Stock Exchange, were issued.

(2)	11,788 common shares held in trust were issued to employees to fulfill the RSU issuance obligation for units vested on March 19, 2013.
In 2013, 34,000 common shares have been repurchased and held in trust to fulfill the RSU issuance obligation as the units vest to employees

At December 31, 2013 all issued shares are fully paid. The holders of common shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share.

Accumulated Other Comprehensive Income (AOCI) is comprised of the unrealized gains/losses on cash flow hedges. The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

46 Points International Ltd.

Notes to the Consolidated Financial Statements

14.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	2013	2012
Net income for basic and diluted earnings per share available to common shareholders	$3,606	$8,262
Weighted average number of common shares outstanding – basic	15,241,989	15,137,930
Effect of dilutive securities – share-based payments	289,155	168,861
Weighted average number of common shares outstanding – diluted	15,531,144	15,306,791
Earnings per share – reported
Basic	$0.24	$0.55
Diluted	$0.23	$0.54

a)	Basic earnings per share

Earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year.

b)	Diluted earnings per share

Diluted earnings per share represents what the net income per share would be if instruments convertible into common shares had been converted at the beginning of the period, or at the time of issuance, if later. In determining diluted earnings per share, the average number of common shares outstanding is increased by the number of shares that would have been issued if all share options with an issue price below the average share price for the period had been exercised at the beginning of the period, or at the time of issuance, if later. The average number of common shares outstanding is also decreased by the number of common shares that could have been repurchased on the open market at the average share price for the year by using the proceeds from the exercise of share options. Share options with a strike price above the average share price for the period are not adjusted because including them would be anti-dilutive.

At December 31, 2013, 96,000 options (2012: 291,000) were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive.

The average market value of the Corporation’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

15.	SHARE-BASED PAYMENTS

As at December 31, 2013, the Corporation had two share-based compensation plans for its employees: a share option plan and a share unit plan.

Share option plan

Under the share option plan, employees, directors and consultants are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant. The options generally vest over a three-year period and expire at the end of five years from the grant date. Under the plan, share options can only be settled in equity.

	December 31, 2013	December 31, 2012
Options authorized by shareholders	2,250,000	2,250,000
Less: options exercised	(1,189,000)	(929,681)
Net options authorized	1,061,000	1,320,319
Less: options issued & outstanding	(478,593)	(635,804)
Options available to grant	582,407	684,515

Fair value

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. Expected volatility is generally determined by the amount the Corporation’s daily share price fluctuated over the expected life of the options. The fair value of options granted in 2013 and 2012 were calculated using the following weighted assumptions:

For the year ended December 31,	2013	2012
Dividend yield	NIL	NIL
Risk free rate	1.14%	1.42%
Expected volatility	39.64%	63.76%
Expected life of options in years	4.20	4.20

2013 Annual Report 47

Notes to the Consolidated Financial Statements

A summary of the status of the Corporation’s share option plan as of December 31, 2013 and 2012, and changes during the years ended on those dates is presented below.

	2013		2012
		Weighted		Weighted
		Average		Average
	Number of	Exercise Price	Number of	Exercise Price
	Options	(in CAD$)	Options	(in CAD$)
Beginning of year	635,804	$8.73	876,121	$9.77
Granted	154,158	$15.97	114,208	9.88
Exercised	(259,319)	$8.89	(158,688)	9.44
Expired & Forfeited	(52,050)	$16.49	(195,837)	13.47
End of year	478,593	$10.13	635,804	$8.73
Exercisable at end of year	184,276	$6.77	390,790	$8.96
Weighted average fair value of options granted		$5.34		$5.18

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
		contractual	exercise		exercise
Range of Exercise	Number of	life	price	Number of	price
Prices (in CAD $)	options	(years)	(in CAD$)	options	(in CAD$)
$0.10 to $4.99	120,401	0.83	$4.55	79,151	$4.52
$5.00 to $9.99	138,150	2.62	$8.41	67,643	$7.03
$10.00 to $14.99	76,170	2.02	$11.04	37,482	$11.06
$15.00 to $19.99	143,872	4.22	$15.97
$20.00 and over
	478,593			184,276

Share unit plan

On March 7, 2012, the Corporation implemented a new employee share unit plan, under which employees are periodically granted Restricted Share Units (RSUs) and Performance Share Units (PSUs). The RSUs vest either over a period of three years or in full on the third anniversary of the grant date. During 2013, 63,714 RSUs have been granted (2012 – 99,792). As at December 31, 2013, 126,438 RSUs were outstanding (2012 – 94,318). No PSUs have been granted in 2012 or 2013.

		Weighted Average
	Number of RSUs	Fair Value (in CAD$)
Balance at January 1, 2013	94,318	$10.91
Granted	63,714	$17.34
Vested	(11,788)	$9.74
Forfeited	(19,806)	$12.91
Balance at December 31, 2013	126,438	$13.92

		Weighted Average
	Number of RSUs	Fair Value (in CAD$)
Balance at January 1, 2012	–	$–
Granted	99,792	10.86
Forfeited	(5,474)	9.94
Balance at December 31, 2012	94,318	$0.91

The fair value of each RSU, determined at the date of grant using the volume weighted average trading price per share on the Stock Exchange during the immediately preceding five trading days, is recognized over the RSU’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus.

Under the share unit plan, share units can be settled in cash or shares at the Corporation’s discretion. The Corporation intends to settle all share units in equity at the end of the vesting period. To fulfill this obligation, the Corporation has appointed a trustee to administer the program and will purchase shares from the open market through a share purchase trust on a periodic basis. For the year ended December 31, 2013, the Corporation made one purchase of the Corporation’s common shares for a total of 34,000 shares (2012 – 78,000). As at December 31, 2013, 100,212 of the Corporation’s common shares were held in trust.

The Corporation accounts for the share-based awards granted under both plans in accordance with the fair value based method of accounting for equity settled share-based compensation arrangements per IFRS 2. The estimated fair value of the awards that are ultimately expected to vest is recorded over the vesting period as part of employment costs. The compensation cost for all share-based awards that has been charged against profit or loss and included in employment costs is $1,264 for the year ended December 31, 2013 (2012 – $863).

48 Points International Ltd.

Notes to the Consolidated Financial Statements

16.	CONTRIBUTED SURPLUS

The changes in contributed surplus are as follows:

Contributed surplus – December 31, 2012	$10,105
Employee stock option expense	767
Employee RSU expense	497
Fair value of RSUs vested	(93)
Fair value of stock options exercised	(895)
Contributed surplus – December 31, 2013	$10,381

17.	OPERATING EXPENSES

Operating expenses are comprised of:

	2013	2012
Office expenses	$1,089	$1,158
Travel & personnel expenses	1,533	1,447
Professional fees	1,343	1,340
Insurance, bad debts and governance	692	719
Operating expenses	$4,657	$4,664

18.	FINANCIAL INSTRUMENTS

The Corporation has exposure to the following risks from its use of financial instruments:

•	credit risk
•	liquidity risk
•	market risk

This note presents information about the Corporation’s exposure to each of the above risks, the Corporation’s objectives, policies and processes for measuring and managing risk, and the Corporation’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Corporation’s risk management framework. The Corporation’s risk management policies are established to identify and analyze the risks faced by the Corporation, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Corporation’s activities.

The Corporation, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. The Corporation’s Audit Committee oversees how management monitors compliance with the Corporation’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Corporation. The Corporation’s Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

Credit risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Corporation’s receivables from customers.

The Corporation’s cash and cash equivalents and restricted cash held as collateral also subject the Corporation to credit risk. The Corporation has term deposits, consistent with its practice of protecting its capital rather than maximizing investment yield. The Corporation manages credit risk by investing in cash equivalents and term deposits rated at A or R1 or above.

The Corporation, in the normal course of business, is exposed to credit risk from its customers and the accounts receivable are subject to normal industry risks. The Corporation usually provides various Loyalty Currency Services to loyalty program operators which normally results in an amount payable to the loyalty program operator in excess of the amount held in accounts receivable. The Corporation also manages and analyzes its accounts receivable on an ongoing basis and hence the Corporation’s exposure to bad debts has not been significant.

The aging of accounts receivable is as follows:

	December 31, 2013	December 31, 2012
Current	$916	$1,324
Past due 31–60 days	142	394
Past due 61–90 days	153	74
Past due over 90 days	203	176
Trade accounts receivable	1,414	1,968
Less: allowance for doubtful accounts	(13)	(56)
	$1,401	$1,912

2013 Annual Report 49

Notes to the Consolidated Financial Statements

The following table provides the change in allowance for doubtful accounts for trade accounts receivable:

	2013	2012
Balance, beginning of year	$56	$35
Provision for doubtful accounts	2	36
Bad debts written off, net of recoveries, and other	(45)	(15)
Balance, end of year	$13	$56

The provision for doubtful accounts has been included in operating expenses in the consolidated statements of comprehensive income, and is net of any recoveries of amounts that were provided for in a prior period. The carrying amount of the Corporation’s financial assets represents its maximum exposure to credit risk.

Liquidity risk

Liquidity risk is the risk that the Corporation will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Corporation actively maintains access to adequate funding sources to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities as at December 31, 2013 and 2012:

		Contractual Cash Flow Maturities
	Carrying	Total	Within	1 year to	3 years
	Amount		1 year	3 years	and
As at December 31, 2013					beyond
Accounts payable and accrued liabilities	$4,783	$4,783	$4,783	$–	$–
Foreign exchange contracts designated as cash flow hedges	445	445	445	–	–
Payable to loyalty program partners	56,111	56,111	56,111	–	–
	$61,339	$61,339	$61,339	$–	$–

		Contractual Cash Flow Maturities
	Carrying	Total	Within	1 year to	3 years
	Amount		1 year	3 years	and
As at December 31, 2012					beyond
Accounts payable and accrued liabilities	$4,673	$4,673	$4,673	$–	$–
Foreign exchange contracts designated as cash flow hedges	90	90	90	–	–
Payable to loyalty program partners	44,912	44,912	44,912	–	–
	$49,675	$49,675	$49,675	$–	$–

Management believes that cash on hand, future cash flows generated from operations and availability of current and future funding will be adequate to repay these financial liabilities when they become due.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Corporation’s cash flows or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Currency risk

The Corporation has customers and suppliers that transact in currencies other than the US dollar which gives rise to a risk that earnings and cash flows may be adversely affected by fluctuations in foreign currency exchange rates. The Corporation is primarily exposed to the Canadian dollar, the EURO and the British Pound. The Corporation enters into foreign exchange forward contracts to reduce the foreign exchange risk with respect to Canadian dollar denominated disbursements and revenues which are denominated in the EURO. Revenues earned from the Corporation’s partners stationed in Canada are contracted in and paid in Canadian dollars. The Corporation uses these funds to fund the Canadian operating expenses thereby reducing its exposure to foreign currency fluctuations.

As at December 31, 2013, forward contracts with a notional value of $14,693, and a net carrying value of $445 in liability position (2012 – $49 in liability position), with settlement dates extending to November 2014, have been designated as cash flow hedges for hedge accounting treatment under IAS 39, Financial Instruments: Recognition and Measurement. These contracts are intended to reduce the foreign exchange risk with respect to anticipated Canadian dollar denominated expenses and EURO denominated revenue.

50 Points International Ltd.

Notes to the Consolidated Financial Statements

The change in fair value of derivatives designated in cash flow hedges is recognized in other comprehensive income, except for any ineffective portion, which is recognized immediately in the foreign exchange gain or loss. As at December 31, 2013 and 2012, all hedges were considered effective. Realized gains and losses in accumulated other comprehensive income are reclassified to income in the same period as the corresponding hedged items are recognized in income. In 2013, total realized losses of $344 were reclassified to employment costs (2012 – $50 total realized gains) for Canadian dollar currency hedges and realized losses of $98 (2012 – $235 total realized gains) were reclassified to principal revenue for EURO currency hedges. The carrying amount of hedging derivatives designated in cash flow hedges that mature within one year is included in prepaid expenses and other assets and/or current portion of other liabilities.

The Corporation holds balances in foreign currencies that give rise to exposure to foreign exchange risk. In general and strictly relating to the foreign exchange (“FX”) gain or loss of translating certain non-US dollars balance sheet accounts, a strengthening US dollar will lead to a FX loss on assets and gain on liabilities and vice versa. Sensitivity to a +/- 10% movement in all currencies held by the Corporation versus the US dollar would affect the Corporation’s net income by $92 (2012 – $67) excluding the offset available through the FX changes of derivatives designated in cash flow hedges. Balances denominated in foreign currencies that are considered financial instruments are as follows:

As at December 31, 2013	USD Total	CAD	GBP	EUR	CHF
FX Rates used to translate to USD		0.9351	1.6491	1.3768	1.1233
Financial assets
Cash and cash equivalents	$64,188	490	1,812	4,431	47
Restricted cash	1,602	376	–
Funds receivable from payment processors	9,071	1	625	1,675	6
Security deposits	–	–	–	–	–
Accounts receivable	1,401	348	266	–	–
	$76,262	1,215	2,703	6,106	53
Financial liabilities
Accounts payable and accrued liabilities	4,783	3,502	288	3	–
Payable to loyalty program partners	56,111	–	2,270	5,427	18
	$60,894	3,502	2,558	5,430	18

As at December 31, 2012	USD Total	CAD	GBP	EUR	CHF
FX Rates used to translate to USD		1.0034	1.6168	1.3218	1.0949
Financial assets
Cash and cash equivalents	$45,108	441	2,033	3,806	51
Restricted cash	3,202	376	–	–	–
Funds receivable from payment processors	10,057	1	573	2,080	3
Security deposits	2,780	–	61	280	1
Accounts receivable	1,912	229	324	(6)	–
	$63,059	1,047	2,991	6,160	55
Financial liabilities
Accounts payable and accrued liabilities	$4,673	3,111	233	9	–
Payable to loyalty program partners	44,912	–	2,156	5,853	24
	$49,585	3,111	2,389	5,862	24

Interest rate risk

The Corporation does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on the investments, owing to the short-term nature of the investments.

Determination of fair value

For financial assets and liabilities that are valued at other than fair value on the balance sheets: funds receivable from payment processors, security deposits, accounts receivable, accounts payable and accrued liabilities and payable to loyalty program partners, fair value approximates their carrying value at December 31, 2013 and 2012 due to their short-term maturities.

Fair value hierarchy

The Corporation has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, as disclosed below. However, considerable judgment is required to develop certain of these estimates. Accordingly, these estimated values are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

2013 Annual Report 51

Notes to the Consolidated Financial Statements

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Quoted market prices for an identical asset or liability represent a Level 1 valuation. When quoted market prices are not available, the Corporation maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the use of significant unobservable inputs are considered Level 3. The fair value of financial assets and financial liabilities measured at fair value in the consolidated balance sheet as at December 31, 2013 and 2012 are as follows:

2013	Level 1	Level 2	Level 3	Total
Assets:
Foreign exchange contracts designated as cash flow hedges(1)	$–	$–	$–	$–
Investment in China Rewards	–	–	3,500	3,500

Liabilities:
Foreign exchange contracts designated as cash flow hedges(1)	–	(445)	–	(445)
	$–	$(445)	$3,500	$3,055

2012	Level 1	Level 2	Level 3	Total
Assets:
Foreign exchange contracts designated as cash flow hedges(1)	$–	$41	$–	$41

Liabilities:
Foreign exchange contracts designated as cash flow hedges(1)	–	(90)	–	(90)
	$–	$(49)	$–	$(49)

(1)	The carrying values of the Corporation’s forward contracts is included in prepaid expenses and other assets and current portion of other liabilities in the consolidated balance sheets.

19.	GUARANTEES, COMMITMENTS AND CONTINGENCIES

	Total	Year 1(4)	Year 2	Year 3	Year 4	Year 5+
Operating leases(1)	$2,622	$748	$734	$745	$384	$11
Principal revenue(2)	254,207	117,379	104,119	32,459	250	–
Investment commitment(3)	1,500	1,500	–	–	–	–
	$258,329	$119,627	$104,853	$33,204	$634	$11

(1)	The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2)	In relation to principal revenue, the Corporation has made contractual guarantees on the minimum value of transactions processed over the term of its agreements with certain loyalty program partners.
(3)	The Corporation has a contractual obligation to make an investment in China Rewards. The obligation is contingent on specific performance milestones being met. (see Note 26).
(4)	The guarantees, commitments and contingencies schedule is prepared on a rolling 12-month basis.

The Corporation leases office premises, equipment and services under operating leases. The leases typically run for a period of 1 to 7 years, with an option to renew the lease after that date. During the year ended December 31, 2013 an amount of $704 was recognized as an expense in profit or loss in respect of operating leases (2012 : $705).

20.	DETERMINATION OF FAIR VALUES

A number of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(i)	Intangible assets

The fair value of the intangible assets, internally use software development costs and trademarks, is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

52 Points International Ltd.

Notes to the Consolidated Financial Statements

(ii)	Goodwill

The fair value of goodwill is based on the discounted cash flows expected to be derived from product offerings of specific contractual arrangements and the partner relationships.

(iii)	Derivatives

The fair value of forward exchange contracts is based on valuations received from the derivative counterparty, which management evaluates for reasonability. Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Corporation and the derivative counterparty when appropriate.

(iv)	Long-term Investment

The fair value of the investment in China Rewards is based on a market based approach.

21.	CAPITAL DISCLOSURES

The Corporation defines its capital as shareholders’ equity that includes share capital, contributed surplus, accumulated other comprehensive income and accumulated deficit. The amounts included in the Corporation’s capital are as follows:

	2013	2012
Shareholders’ equity	$32,547	$27,827

The Corporation’s financial strategy is designed and formulated to maintain a flexible capital structure to allow the Corporation the ability to respond to changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Corporation may issue additional debt or issue debt to replace existing debt with similar or different characteristics. The Corporation’s financing and refinancing decisions are made on a specific transaction basis and depend on such things as the Corporation’s needs, and market and economic conditions at the time of the transaction. The Corporation may invest in longer or shorter term investments depending on eventual liquidity requirements. The Corporation does not have any externally imposed capital compliance requirements other than restricted cash. There were no changes in the Corporation’s approach to capital management during the year.

22.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non cash balances related to operations are as follows:

	2013	2012
Decrease in funds receivable from payment processors	$986	$780
Decrease (increase) in security deposits	2,780	(319)
Decrease in accounts receivable	511	499
Decrease (increase) in prepaid expenses and other assets	(1,270)	73
Decrease in other assets	70	41
Increase in accounts payable and accrued liabilities	110	1,120
(Decrease) increase in other liabilities	239	(310)
Increase in payable to loyalty program partners	11,199	4,864
	$14,625	$6,748

23.	OPERATING SEGMENT

The Corporation provides technology solutions to the loyalty program industry and is organized and managed as a single operating segment with its operating results reviewed by the Corporation’s chief executive officer, the chief operating decision maker.

Enterprise-wide disclosures – Geographic information

	2013	2012
Revenue
United States	$165,469	$102,034
Europe	34,144	35,510
Canada and other	2,757	1,965
	$202,370	$139,509
Revenue
United States	82%	73%
Europe	17%	26%
Canada and other	1%	1%
	100%	100%

2013 Annual Report 53

Notes to the Consolidated Financial Statements

Revenue earned by the Corporation are generated from sales to loyalty program partners directly or from sales directly to members of loyalty programs which the Corporation partners with. Revenue by geographic region are shown above and are based on the country of residence of each of the Corporation’s loyalty partners. At December 31, 2013 and 2012, substantially all of the Corporation’s assets were in Canada.

Dependence on loyalty program partners

For the year ended December 31, 2013, there were four ( 2012 – three) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate these four partners represented 83% ( 2012 – 76%) of the Corporation’s total revenue.

24.	RELATED PARTIES

Key management personnel compensation

In addition to their salaries, the Corporation also provides non-cash benefits to directors and executive officers. Directors and executive officers participate in the Corporation’s share-based compensation plans (see Note 15). Certain executive officers are subject to a mutual term of notice of 12 months. Upon resignation at the Corporation’s request, they are entitled to termination benefits up to 12 months’ gross salary, depending on the number of years completed as an executive officer.

Key management personnel compensation comprised the following:

In thousands of Canadian dollars
	2013	2012
Short-term employee benefits	$1,941	$1,692
Share-based payments	911	934
	$2,852	$2,626

25.	CORPORATE ENTITIES

As at December 31, 2013, the Corporation has the following wholly-owned subsidiaries:

	Country of
	incorporation	Ownership interest
		2013	2012
Points.com Inc.	Canada	100%	100%
Points International (US) Ltd.	U.S.A.	100%	100%
Points International (UK) Ltd.	U.K.	100%	100%

26.	INVESTMENT IN CHINA REWARDS

In 2012, the Corporation entered into a binding agreement to make a minority investment, up to $5,000, in China Rewards, a domestic Chinese retail coalition loyalty program start-up based in Shanghai, People’s Republic of China. The investment will be made in a series of tranches, subject to certain milestones being met.

On November 6, 2012, the Corporation provided an interest free loan to China Rewards in the aggregate amount of $250, which was repaid by China Rewards in the first quarter of 2013.

As at December 31 2013, the Corporation has made an investment of $3,500 in China Rewards. This investment is classified as an available-for-sale security and measured at fair value on the balance sheet with changes in fair value recorded in other comprehensive income.

The investment of the remaining investment tranche is conditional upon specific performance milestones being achieved by China Rewards.

54 Points International Ltd.

Leadership Team

Rob MacLean
Chief Executive Officer

Rob has served as Chief Executive Officer of Points since co-founding the company in February 2000, and is a member of the Corporation’s board of directors. Rob champions the vision for this revolutionary business, and directs an exceptional team of senior managers delivering impressive results. His vision has pioneered and delivered a suite of innovative technology solutions, earning a growing number of partnerships with the world’s leading loyalty programs. Under Rob’s leadership, Points has grown from a start-up to become a globally recognized leader in the loyalty industry that is: publicly traded on the NASDAQ and TSX, has attracted partners with a combined member base of over 500 million members worldwide, and operates a suite of e-commerce products and services that have transacted more than 88 billion loyalty program points and miles to-date.

Prior to founding Points, Rob recorded an impressive list of leadership roles and achievements with 12 years in the airline and loyalty industry. As Vice President, Sales with Canadian Airlines, Rob led a team of over 250 employees throughout North America, delivering over $2 billion in annual revenue, and was responsible for the airline’s award-winning Canadian Plus loyalty program. Rob has also served as a senior representative on the Oneworld Alliance’s Customer Loyalty Steering Committee.

Christopher Barnard
President

Christopher is the President and Co-Founder of Points since inception in 2000, and is a member of the Corporation’s board of directors. He is responsible for corporate strategy, product development, corporate development and financing activities as well as investor relations and has also held various additional interim operating positions including CFO and VP of Product Development and Marketing. Christopher is paving new ground with the further innovation of the Points Loyalty Commerce Platform that will further expand the capabilities of loyalty currencies and change how consumers interact with loyalty programs.

In 1998 Christopher also co-founded Canada’s first internet business incubator, Exclamation International, from which Points was created. He initiated the team of loyalty and technology innovators that has grown Points to a team of over 120 staff on two continents. Christopher holds a Masters of Business Administration and lives in Toronto.

Anthony Lam
Chief Financial Officer

Anthony joined Points in April 2007 as the CFO with over a decade of senior public company financial experience in the software, internet and technology licensing sectors. He is responsible for financial reporting, compliance, treasury and corporate finance, business intelligence, investor relations, and legal matters.

Before joining Points, Anthony served as Corporate Controller/Director of Treasury and Taxation to CryptoLogic Inc., a world-leading online gaming software development company which trades on the Toronto, NASDAQ and London stock exchanges. During his tenure there he gained valuable regulatory experience in a multiple jurisdiction listing environment and contributed to the increase of annual revenue from US$34 million to US$104 million in only four years. Anthony has held Financial Controllership positions with several high growth public companies, including SoftChoice Corporation, PC DOCS Group International Inc. (currently trading as part of Open Text Corporation), and Microforum Inc. where he was involved in various merger and IPO activities. Anthony started his career with PricewaterhouseCoopers LLP, is a Chartered Accountant and holds a Bachelor of Commerce Degree from the University of Toronto.

2013 Annual Report 55

Leadership Team

Peter Lockhard
Chief Operating Officer

Peter has been a key member of the senior leadership team since joining Points in January 2005. In his role as the Chief Operating Officer he leads a senior business team responsible for three Loyalty Commerce Business Units, Product Management and Relationship Management. Peter has previously led various divisions of the company including: business development, account management, product management, business management and technology development. He played an integral role in the implementation of Points Agile software development process which has significantly enhanced the company’s ability to be responsive to business needs, while more effectively leveraging its collaborative culture. This transition to Agile development resulted in the redesign and development of a next generation Loyalty Commerce Platform that is reinventing how consumers and brands can interact with loyalty programs.

Prior to joining Points, Peter’s extensive senior management experience included successful high-growth companies in the IT and marketing services industries, including VP Professional Services of Flo Network, a permission-based e-messaging service provider that was acquired by DoubleClick. Peter is a long-standing board member of BioSyent Inc., a publicly traded specialty pharmaceutical company whose wholly owned subsidiary, BioSyent Pharma Inc., sources, acquires or in-licences pharmaceutical products and markets these products in Canada. In 2012 and again in 2013 BioSyent was recognized as a TSX Venture 50 Company. Peter is also a business adviser and CEO mentor for several Toronto based businesses including Syntegrity Group and Pink Metrics Inc.

Dave Simons
Chief Technology Officer

Dave has been designing and delivering innovative high-performance infrastructures, consumer facing services, SaaS offerings and licensed software for over 20 years. In his role as the CTO at Points he leads the software engineering and IT operations teams creating and operating innovative e-commerce solutions using Agile development practices. His years of experience and passion for innovative technology have made Dave a sought out expert on software engineering and Agile.

Prior to joining Points, Dave was the CTO and Chief Architect at NeoEdge which reinvented in-game advertising for the casual gaming industry. Before co-founding NeoEdge, Dave was a Director of Engineering at America Online and Netscape joining America Online through the acquisition of Quack. com. Dave has held a variety of senior engineering and engineering management positions at Newcastle Capital, Citibank, CIBC Investment Bank and Wood Gundy. Dave graduated from the University of Waterloo with a BMath Honors Computer Science.

56 Points International Ltd.

Leadership Team

Inez Murdoch
Chief People Officer

As Chief People Officer, Inez is responsible for guarding Points’ unique company culture and ensuring that company strategies and programs support employees as they work to achieve performance targets. Inez leads the charge on strategies to attract and retain smart, entrepreneurial, energetic team players who have a tangible passion for all things loyalty and tech innovation. She is dedicated to ensuring Points continues to have leading employer practices that support a talented team as they create industry-leading loyalty products.

Prior to joining Points, Inez served as a vice president of human resources in the technology and financial sectors. She holds degrees from the University of Western Ontario and Queen’s University, including a Masters of Business Administration.

Martin Tongue
Senior Vice President

Martin joined Points in 2006 and is the Senior Vice President leading the Global Business Development Team. Martin has more than 15 years’ experience in loyalty program management, partnership strategy and business development in the airline and hospitality industries. During his tenure at Points, Martin has negotiated some of the largest partner acquisitions in the history of the company and forged stronger, more collaborative relationships with existing brand partners.

Prior to joining Points, Martin held various management and consulting roles with British Airways, Qantas Airways, Regional Express Airlines, Jetstar Australia and Starwood Hotels and Resorts. Martin was born and raised in Sydney, Australia. He is currently living in Toronto, Canada, and has lived and worked in London, Vancouver and New York City.

2013 Annual Report 57

Corporate Information

BOARD MEMBERS	LEADERSHIP TEAM	BUSINESS DEVELOPMENT	ANNUAL MEETING
Bernay Box (Chairman)	Rob MacLean	partnerships@points.com	May 8, 2014
Christopher Barnard	Chief Executive Officer		Hyatt Regency Toronto
Michael Beckerman		CORPORATE GOVERNANCE	370 King Street, Studio “C”
Douglas Carty	Christopher Barnard	Information regarding the	Toronto ON M5V 1J9
Bruce Croxon	President	Corporation’s corporate governance
Rob MacLean		policy and practices can be found	ADDRESS
John Thompson	Anthony Lam	in the Corporation’s Management	171 John Street, 5th Floor
	Chief Financial Officer	Information Circular.	Toronto, ON M5T 1X3
AUDIT COMMITTEE			Phone: (416) 596.6370
Douglas Carty (Chairman)	Peter Lockhard	AUDITORS	Fax: (416) 595.6444
Bernay Box	Chief Operating Officer	KPMG LLP
John Thompson			CONSUMER WEBSITE
	Dave Simons	INVESTOR RELATIONS	www.points.com
HRCG COMMITTEE	Chief Technology Officer	Anthony Lam
John Thompson (Chairman)		anthony.lam@points.com	INVESTOR RELATIONS
Bernay Box	Inez Murdoch	(416) 596.6382	www.pointsinternational.com
Bruce Croxon	Chief People Officer
TRANSFER AGENT
	Martin Tongue	Computershare Trust Company
	Senior Vice President	of Canada

LISTING
Toronto Stock Exchange (PTS)
Nasdaq Stock Exchange (PCOM)

2013 Annual Report 59